Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

Ondas Inc.

a Nevada corporation,

Indo Earth Moving Ltd.

a company organized under the laws of the State of Israel,

the Company Shareholders

and

Eli Hefets

as the Shareholders’ Agent

Dated as of March 17, 2026

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is made and entered into as of March 17, 2026 (the “Agreement Date”), by and among Ondas Inc., a Nevada corporation (“Acquirer”), Indo Earth Moving Ltd., a company organized under the laws of the State of Israel (the “Company”) and the Company’s shareholders listed on Exhibit B, (the “Company Shareholders”), and Eli Hefets, an Israeli citizen, solely in its capacity as the representative, agent and attorney-in-fact of the Indemnifying Parties (the “Shareholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.	The Company Shareholders, are the holders and the legal and beneficial owners of all of the Company Shares.

B.	Acquirer desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Company Shareholders, and each Company Shareholder will sell to Acquirer, all of the Company Shares owned by such Company Shareholder free from any Encumbrances and subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.	The Company, the Company Shareholders, and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.

D.	The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), are in the best interests of, and are advisable to, the Company and the Company Shareholders and recommended that all of the Company Shareholders enter into this Agreement.

E.	Concurrently with the execution and delivery of this Agreement, (a) the Company Shareholders representing holders of 100% of the issued and outstanding share capital of the Company as of the date hereof have delivered a duly executed counterpart to a unanimous written consent in the form attached hereto as Exhibit C (the “Shareholder Consent”), pursuant to which all of the Company Shareholders irrevocably (i) approved this Agreement, the other Transaction Documents, the Share Purchase and the Transactions, and (ii) waived all of their respective Acquisition Rights (if any), and (b) the Company Shareholders have delivered investor questionnaires substantially in the form attached hereto as Exhibit D (the “Investor Questionnaires”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
The Share Purchases

1.1 The Share Purchase.

(a) Company Shares. On the terms and subject to the conditions of this Agreement, each Company Shareholder shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer shall, at the Closing, purchase from each Company Shareholder, all of the Company Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for the right to receive (in each case, without interest and subject to withholding in accordance with the provisions of Section 1.1(c)) at the Closing:

(i) an amount in cash equal to the Closing Cash Consideration payable per each Company Share (as calculated in the Spreadsheet), minus such Company Shareholder’s Pro Rata Share of (x) the Escrow Cash Amount and (y) the Shareholders’ Agent Expense Amount; payable per such Company Share (as calculated in the Spreadsheet);

(ii) at Acquirer’s sole discretion, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Base Stock Consideration Payment due on the Closing Date per each Company Share (rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Shareholder and as calculated in the Spreadsheet), minus such Company Shareholder’s Pro Rata Share of the Escrow Stock Amount; or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on the Closing Date per each Company Share (as calculated in the Spreadsheet) of which the appropriate sum shall be deposited in escrow in lieu of the Escrow Stock Amount;

(iii) at Acquirer’s sole discretion, and only to the extent due and payable in accordance with the provisions hereof, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Base Stock Consideration Payment due on the Second Payment Date per each Company Share (rounded down to the nearest whole share after aggregating all fractional Base Stock Consideration payable to such Company Shareholder and as calculated in the Spreadsheet), or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due on the Second Payment Date per each Company Share (as calculated in the Spreadsheet);

(iv) Reserved;

(v) at Acquirer’s sole discretion, and to the extent due and payable in accordance with the provisions hereof, either (i) subject to the execution and delivery of the Registration Rights Agreement, the number of shares of the Earn-Out Stock Consideration payable per each Company Share (rounded down to the nearest whole share after aggregating all fractional Earn-Out Stock Consideration payable to such Company Shareholder and as calculated in the Spreadsheet) of each of the First Earn-Out Payment, Second Earn-Out Payment and Third Earn-Out Payment, or, in lieu thereof, (ii) an amount in cash equal to the Substitute Cash Consideration due as part of such First Earn-Out Payment, Second Earn-Out Payment and Third Earn-Out Payment, respectively, per each Company Share (as calculated in the Spreadsheet); and

(vi) the right to receive, subject to the terms and provisions hereof, upon release, such Company Shareholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (all per each Company Share and as calculated in the Spreadsheet).

(vii) Notwithstanding anything to the contrary herein, if on any Base Stock Consideration payment date or on any Earn-Out Stock Consideration payment date the Acquirer is unable to deliver Tradeable shares of the Acquirer Common Stock pursuant to a Prosupp filed on such date, in accordance with the terms of the Registration Rights Agreement, the Acquirer shall pay, in lieu of the issuance of shares of Acquirer Common Stock, an amount equal to the applicable Substitute Cash Consideration in immediately available funds.

(b) Withholding; Certain Tax Matters.

(i) Each of Acquirer and the Paying Agent (each, a “Payor”) shall be entitled to deduct and withhold (without duplication) from any consideration in cash or by issuance of shares of Acquirer Common Stock payable or otherwise deliverable to any Person pursuant to this Agreement (each, a “Payee”) such amounts as Payor determines are required to be deducted or withheld therefrom in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Applicable Law, including Israeli Income Tax Ordinance (New Version) 1961 and any regulations promulgated thereunder (as amended) (the “Israeli Income Tax Ordinance”) provided, however, that other than with respect to any such payments, the applicable Payor shall provide the Payee from whom such amounts will be withheld with (a) written notice at least five (5) Business Days prior to withholding any amounts pursuant to this Section 1.1(c), and (b)  the opportunity to produce any forms, certificates and other documentation that may eliminate or reduce such deduction and withholding. As a condition for the payment of any portion of the Base Stock Consideration and/or the Earn-Out Stock Consideration, unless a Valid Tax Certificate, if obtained by the Payee in accordance with Section 1.1(b)(ii), the cash proceeds from any sale of the Base Stock Consideration and/or the Earn-Out Stock Consideration, as applicable, required to cover the maximum Tax to be withheld with respect to the Base Stock Consideration and/or Earn-Out Stock Consideration, shall be held by the Paying Agent for remittance to the ITA for any such Tax withholding payment, if required, and/or to be held in trust for the relevant Payee and transferred to such Payee in compliance with the provisions of a Valid Tax Certificate, if obtained by the Payee in accordance with Section 1.1(b)(ii)]. To the extent such amounts were so deducted or withheld and timely remitted to the applicable Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent such amounts are deducted and withheld, the Payor shall timely furnish the Payee with documentation evidencing such Tax withholding.

(ii) Notwithstanding the provisions of Section 1.1(b)(i) above, the Paying Agent shall provide Acquirer, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), with respect to Israeli Tax, any payments payable or otherwise deliverable in cash or by issuance of shares of Acquirer Common Stock to any Payee pursuant to this Agreement shall be retained by the Paying Agent for the benefit of each such Payee for a period of up to 180 days from the Closing (or, with respect to any amounts payable or otherwise deliverable in cash or by issuance of shares of Acquirer Common Stock after the Closing, 90 days from the date of such payment) or an earlier date required in writing by such Payee or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time, unless otherwise required by the ITA, no amount shall be paid by the Paying Agent to such Payee and no amounts for Israeli Taxes shall be withheld from amounts paid to the Paying Agent), and during which time each Payee may obtain a valid certification or ruling (which, for avoidance of doubt, includes Acquirer’s opportunity to review, comment on and approve any application to the ITA before submission, such approval not to be unreasonably conditioned, withheld or delayed), issued by the ITA and applicable to the payments to be made to the Payee pursuant to this Agreement, in form and substance reasonably acceptable to Paying Agent and Acquirer (x) exempting the Payor from the duty to withhold Israeli Taxes with respect to payment to such Payee, (y) determining the applicable rate of Israeli Tax to be withheld from the payment to such Payee, or (z) providing any other written instructions with respect to withholding of Israeli Taxes (the “Valid Tax Certificate”). In the event that no later than five (5) Business Days before the Withholding Drop Date, a Payee submits a Valid Tax Certificate to the Paying Agent, the Paying Agent shall act in accordance with the provisions of such Valid Tax Certificate subject to any deduction and withholding as may be required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law (other than Israeli Law), and the balance of the payment that is not withheld shall be promptly paid to such Payee. If any Payee (A) does not provide the Paying Agent with a Valid Tax Certificate, no later than five (5) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release its portion of the applicable payment payable in cash or in shares of Acquirer Common Stock prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then Israeli Taxes will be withheld from such Payee’s portion of the applicable payment under this Agreement as determined by the Paying Agent, in consultation with Acquirer and/or its advisors at its reasonable discretion, according to the applicable withholding rate in accordance with the Israeli Income Tax Ordinance(calculated in NIS based on the published US$:NIS exchange rate of the Bank of Israel on the actual payment date to such Payee), which amount shall be delivered, or caused to be delivered, to the ITA by the Paying Agent, and the Paying Agent shall deliver to such Payee the balance of the applicable payment due to such Payee that is not so withheld. Any currency conversion or sale of Acquirer Common Stock commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee. For the avoidance of doubt, any Valid Tax Certificate delivered to the Paying Agent by any Payee with respect to any amount payable or otherwise deliverable pursuant to this Agreement at a certain date shall apply only to the amount payable or otherwise deliverable at such certain date and will not apply to any amounts payable or otherwise deliverable to the Payee at any later dates thereafter, unless, with respect to each later date, such Valid Tax Certificate is in force during such later date and covers the full amount payable or otherwise deliverable to the Payee on such later date. For the avoidance of doubt, the transfer of funds from Acquirer to the Paying Agent or the Escrow Agent will not be subject to any withholding deduction.

(iii) In the event that the Payor receives a demand from the ITA to withhold any amount and transfer it to the ITA, the Payor (i) shall notify the applicable Payee of such matter reasonably promptly after receipt of such demand, and provide such Payee with reasonable time to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Payee to the Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Payee.

(c) Unaccredited Investors and Non-US Person. Notwithstanding anything to the contrary in this Agreement, in no event shall Acquirer be required to issue any shares of Acquirer Common Stock to any Person that is neither an Accredited Investor nor a non-US Person, as determined by Acquirer in its sole discretion upon consultation with the Company.

(d) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Share Purchase (the “Closing”), shall take place remotely via the exchange of documents and electronic signatures, concurrently with the execution of this Agreement (the “Closing Date”).

(e) Condition. Notwithstanding anything to the contrary herein, the Parties hereby agree that if the Condition (as defined in Schedule 1.1(e)I) occurs prior to the First Milestone, Acquirer may declare by written notice to the Shareholders Agent that the Transactions are null and void, ab initio, and, in such case: (i) the Sellers shall return (and/or instruct the Paying Agent and the Escrow Agent to return, as applicable) within no more than fifteen (15) business days all the Closing Cash Consideration and any applicable Base Stock Consideration (or the consideration obtained for any sale thereof including the Escrow Amount which shall be released for the purpose of returning it to the Acquirer as provided herein) to the Acquirer free and clear of any liens, set off rights or third party rights - with the exception of a portion of the Closing Cash Consideration intended to cover 100% of the Sellers’ out of pocket Transaction Expenses, as set forth in the Spreadsheet; and (ii) the Acquirer shall return all Company Shares to the Sellers Pro-Rata. For the avoidance of any doubt, the Sellers shall bear all the Tax consequences applicable to the Sellers as result of the consummation and/or cancellation of the Transactions and Sellers will not, in any such case, withhold any amount with respect to the Closing Cash Consideration and any applicable Base Stock Consideration (or the consideration obtained for any sale thereof). It is agreed and clarified that the occurrence of the Condition shall not be deemed a breach of this Agreement by any of the Parties. The termination and restitution set forth above following the occurrence of the Condition shall constitute the Parties’ sole remedy in such circumstances and no Party shall have any claim or demand against or from any other Party in connection with the occurrence of the Condition, except only in the event of fraud.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall take the following actions and deliver the following documents to the Company at or prior to the Closing, except as otherwise indicated:

(i) A certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied;

(ii) the Escrow Agreement in the form of Exhibit E (the “Escrow Agreement”), duly executed by the Acquirer;

(iii) the Paying Agent Agreement, duly executed by the Acquirer; and

(iv) the Registration Rights Agreement, duly executed by the Acquirer.

(b) Company Deliveries. The Company or the Company Shareholders, as applicable, shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:

(i) duly executed share transfer deeds signed by all Company Shareholders with respect to all of the Company Shares held by each such Company Shareholder as of the Closing Date;

(ii) Reserved;

(iii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying the (A) Company’s Amended and Restated Articles of Association as in effect immediately prior to the Closing (the “Charter Documents”) and (B) the Closing Board Action and the Closing Shareholder Consent (including a certification that, as of the Closing Date, such resolutions remain in full force and effect and have not been amended, rescinded or modified), and (C) the incumbency and signatures of the officers of the Company executing this Agreement or any other Transaction Document (the “Officer’s Certificate”);

(iv) copies of invoice from each advisor or other service provider to any of the Acquired Companies (other than any Employee, director or officer of any of the Acquired Companies), or any other payee of Transaction Expenses, in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all their respective Transaction Expenses set forth in the Spreadsheet, and written acknowledgments pursuant to which each such advisor or other service provider states the total amount of Transaction Expenses owed to such Person (each, an “Invoice”);

(v) a resignation letter in the form attached hereto as Schedule 1.2(b)(v), executed by each director and statutory officer of the Company and each of its Subsidiaries in office immediately prior to the Closing, except for Eli Hefets, in each case, effective as of the Closing (the “Company D&O Resignation Letter”);

(vi) (A) a certificate from (i) the Israeli Registrar of Companies certifying that the Company is registered under Israeli Law since its date of incorporation, and (ii) each other jurisdiction in which the Company and any of its Subsidiaries is qualified to do business as a foreign corporation certifying that the Company and such Subsidiary is qualified to do business as a foreign corporation, each dated as of not earlier than seven (7) Business Days prior to the Closing Date, and (B) a certificate from any applicable jurisdiction, to the extent such certificate can be obtained, dated as of not earlier than seven (7) Business Days prior to the Closing Date, certifying that any applicable Subsidiary is in good standing;

(vii) evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, redemption rights, conversion rights and rights of notice of any Company Shareholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;

(viii) the Spreadsheet, completed to include all of the information specified in Section 6.5 in a form similar to the Signing Spreadsheet and satisfactory to Acquirer, and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(ix) payoff letters and lien discharge documents, in form and substance reasonably satisfactory to Acquirer with respect to all indebtedness for money borrowed by the Company, if any, which letters and lien discharge documents shall (i) reflect the amounts required in order to pay in full such indebtedness as of the Closing Date, and (ii) provide for the release of all Encumbrances (and any related guarantees and instruction letters, if any) relating to such indebtedness upon payment in full of the amounts indicated, and that such lender shall concurrently therewith execute and deliver to the Acquirer all terminations and releases as reasonably requested (including, without limitation, UCC-3 termination statements, return of any share certificates and share transfer deeds deposited (if any) with such lender) necessary to evidence the foregoing termination (collectively, the “Payoff Letters”);

(x) A notice to the IMOD in the form attached hereto as Exhibit F informing the IMOD of the execution of this Agreement and the transactions contemplated hereby;

(xi) A letter from Indo Innovate Ltd. to the Company in the form attached hereto as Exhibit G confirming that as between Indo Innovate Ltd. and the Company (i.e. to the extent Indo Innovate Ltd. is involved, in view of its non-exclusive appointment by Operator as defined in Schedule 1.1(e)II), all commercialization of products in the Company’s Business shall be done exclusively by the Company;

(xii) a USB, CD or DVD-ROM, or URL link containing a complete copy of the contents of the Box.com virtual data rooms entitled “Project Bulldog VDR” as of immediately prior to the Closing;

(xiii) Reserved

(xiv) the (A) Escrow Agreement and (B) Paying Agent Agreement, duly executed by Shareholders’ Agent and the Escrow Agent and Paying Agent, as applicable;

(xv) a Retention and Consulting Agreement, in the form attached hereto as Exhibit H (a “Retention and Consulting Agreement”), duly executed by the Key Employee and the Company, which shall be effective as of the Closing;

(xvi) each Company Shareholder shall have duly executed (A) an Investor Questionnaire and (B) a Registration Rights Agreement dated on or before the Closing Date, and all Company Shareholders shall have been confirmed by Acquirer, based on their duly executed Investor Questionnaires, as either Accredited Investors or non-US Persons;

(xvii) the shareholders registry of the Company, duly executed by an authorized officer or director of the Company, evidencing the transfer and ownership of all of the Company Shares to Acquirer.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(c) Rights not Transferable. The rights of the Company Shareholders under this Agreement as of immediately prior to the Closing are personal to each such Company Shareholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

1.3 Surrender of Certificates.

(a) Certificate Exchange Procedures.

(i) At the Closing, Acquirer shall cause to be deposited with IBI Trust Management Ltd. (the “Paying Agent”) an amount of cash sufficient to pay the Closing Cash Consideration (less the Escrow Cash Amount), the Escrow Cash Amount, the Shareholders’ Agent Expense Amount, the Estimated Transaction Expenses, to the extent not fully paid prior to the Closing (and shall instruct the Paying Agent to pay the Transaction Expenses to such account or accounts as are designated in the applicable Invoices by the Company in the Spreadsheet, in each case, subject to the withholding provisions of Section 1.1(c)), the Estimated Company Debt (and shall instruct the Paying Agent to pay such Company Debt in accordance with the terms of the applicable Payoff Letter delivered by the Company to Acquirer (or if no such instructions have been provided by such creditor or recipient thereof, the instructions provided by the Company in the Spreadsheet)), a number of shares of Acquirer Common Stock equal to the Base Stock Consideration Payment due at Closing (less the Escrow Stock Amount) and the Escrow Stock Amount, if applicable, or the Closing Substitute Cash Consideration (of which the appropriate sum shall be deposited in escrow in lieu of the Escrow Stock Amount).

(ii) At the Closing, Acquirer, and the Shareholders’ Agent shall enter with the Paying Agent into a Paying Agent Agreement in the form attached hereto as Exhibit I (the “Paying Agent Agreement”), which shall provide for the payment specified under clause (i) above to the Company Shareholders subject to the withholding provisions of Section 1.1(c), all as set forth in the Spreadsheet and in accordance with Section 1.1.

(iii) If any certificates representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, or destroyed and, if required by Acquirer or the Paying Agent, the execution of an indemnity agreement in such form as Acquirer or Paying Agent requires as indemnity against any claim that may be made against Acquirer, any of its Affiliates or the Paying Agent with respect to such document, and upon delivery of all other required documentation, the Paying Agent will pay in respect of such Person’s Company Shares represented by such lost, stolen or destroyed certificate the applicable portion of the Aggregate Consideration due at Closing pursuant to Section 1.1.

(b) Escrow. Notwithstanding anything to the contrary in the other provisions of this Article I, at the Closing, the Escrow Amount due at Closing shall not be paid to the Company Shareholders, but shall instead be deposited by the Paying Agent with the Escrow Agent to be further deposited into a separate escrow account (the “Escrow Account”) for the purpose of securing the obligations of the Indemnifying Parties under Article IX of this Agreement. The Escrow Amount in the Escrow Account shall be distributed in accordance with the terms of this Agreement and the Escrow Agreement.

(c) Shareholders’ Agent Expense Amount. A portion of the Closing Cash Consideration otherwise payable to the Indemnifying Parties, equal to the Shareholders’ Agent Expense Amount, shall not be paid at the Closing Date to the Indemnifying Parties, but shall instead be deposited by Acquirer with the Paying Agent to be promptly delivered to the Shareholders’ Agent Expense Account and used by the Shareholders’ Agent for the direct payment, of, or reimbursement of the Shareholders’ Agent for, third party expenses incurred by the Shareholders’ Agent in connection with this Agreement and the agreements ancillary hereto. As soon as practicable following the completion of the Shareholders’ Agent’s responsibilities, the Shareholders’ Agent shall release any remaining balance of the Shareholders’ Agent Expense Account to the Paying Agent for further distribution to the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share of such amount.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.3, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

1.4 Adjustment to the Aggregate Consideration; Disputes .

(a) Concurrently with the execution of this Agreement by the Company, the Company shall deliver to the Acquirer a schedule certified by the Chief Financial Officer of the Company on behalf of the Company setting forth such items required to be included in the Spreadsheet, as of such date (the “Signing Spreadsheet”). Pursuant to Section 6.5, the Company shall deliver the Spreadsheet to Acquirer on the Closing Date, certified by the Chief Financial Officer of the Company on behalf of the Company, dated as of the Closing Date.

(b) Within 90 days after the Closing, Acquirer may object to the calculation of Company Cash, Company Debt, Transaction Expenses or Closing Net Working Capital Adjustment included in the Spreadsheet (collectively, the “NWC Calculations”), by delivering to the Shareholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation as of immediately prior to the Closing of Company Cash, Company Debt, Transaction Expenses and the Closing Net Working Capital Adjustment and the amount by which Company Cash, Company Debt, Transaction Expenses or Company Net Working Capital as calculated by Acquirer is more or less than Estimated Company Cash, Estimated Company Debt, Estimated Transaction Expenses or the Estimated Closing Net Working Capital Adjustment, in each case together with supporting documentation, information and calculations.

(c) The Shareholders’ Agent, after receiving any relevant information which it may reasonably request, may object to the calculation of Company Cash, Company Debt, Transaction Expenses or Closing Net Working Capital Adjustment as of immediately prior to the Closing set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Shareholders’ Agent on behalf of the Indemnifying Parties.

(d) If the Shareholders’ Agent timely provides the Notice of Objection, then Acquirer and the Shareholders’ Agent shall confer in good faith for a period of up to 15 Business Days following delivery of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.

(e) If, after the 15 Business Day period set forth in Section 1.4(d), Acquirer and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Shareholders’ Agent shall engage Ernst Young Israel or, if such firm is not able or willing to so act, another internationally recognized auditing firm acceptable to both Acquirer and the Shareholders’ Agent and independent of both the Company and Acquirer (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Shareholders’ Agent. The Reviewing Accountant shall base its review solely on the presentations and supporting material provided by the parties and not on an independent review. After its review, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Indemnifying Parties, and the Reviewing Accountant shall provide Acquirer and the Shareholders’ Agent with a calculation of Company Net Working Capital in accordance with such determination.

(f) If the sum of (such sum, the “Final Amount”), without duplication, (i) Closing Net Working Capital Adjustment as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, plus (ii) the Company Cash as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, less (iii) the Company Debt as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), less (iv) the Transaction Expenses as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, is less than the sum of (such sum, the “Closing Amount”) (A) the Closing Net Working Capital Adjustment as set forth in the Spreadsheet (the “Estimated Closing Net Working Capital Adjustment”), plus (B) the Company Cash as set forth in the Spreadsheet (the “Estimated Company Cash”), less (C) the Company Debt as set forth in the Spreadsheet (the “Estimated Company Debt”) less (D) the Transaction Expenses (expressed as a positive number) as set forth in the Spreadsheet (the “Estimated Transaction Expenses” and the Final Amount less the Closing Amount, the “Final Adjustment”), then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver from the Escrow Amount to Acquirer the amount of the Final Adjustment, in the same proportion between Escrow Cash Amount and Escrow Stock Amount as such proportion in the Escrow Amount; provided, that if the funds (to clarify, including the Escrow Stock Amount) in the Escrow Account are insufficient to pay the full Final Adjustment to Acquirer, Acquirer shall be indemnified for the full amount of such shortfall by the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share, in any such case by wire transfer of immediately available funds and without any dispute by the Shareholders’ Agent or Indemnifying Parties.

(g) If the Final Amount shall be greater than the Closing Amount, then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, Acquirer shall pay the amount of such difference, if any between the Final Amount and the Closing Amount to the Paying Agent for further payment to the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share of such amount.

(h) If the Final Amount is neither greater than nor less than the Closing Amount, then there will be no additional adjustments, and the Final Adjustment will be deemed to be $0, including, for the avoidance of doubt, in respect of the Company Shareholders’ rights to receive their Pro Rata Share of the Final Adjustment pursuant to Section 1.1.

(i) The fees, costs and expenses, if any, of the Reviewing Accountant shall be paid pro rata by Acquirer on the one hand and by the Shareholders’ Agent on the other hand on behalf of the Company Shareholders from the Shareholders’ Agent Expense Account based on the inverse of the percentage that the Reviewing Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Reviewing Accountant.

(j) The Final Adjustment amount shall be treated as an adjustment to the Aggregate Consideration payable at Closing for Tax purposes, unless otherwise required by Applicable Law.

1.5 Earnout Period Covenants. During the period beginning on the Closing Date and continuing until the expiration of the Third Earnout Period, except as would constitute a violation of applicable Law, as contemplated by this Agreement or as consented to by the Shareholders’ Agent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), the Acquirer shall and shall cause its controlled Affiliates to:

(i) not take any actions (including any internal restructuring) for the principal purpose of avoiding or reducing the Earn-Out Payments;

(ii) provide the Shareholders’ Agent, no later than sixty (60) days after the end of each of the First Earn-Out Period, Second Earn-Out Period and Third Earn-Out Period with a report indicating therein the Net Revenues for such Earn-Out Period, and, with respect to the Third Earn-Out Period, the Bookings for such Earn-Out Period, and shall include notice to the Shareholders’ Agent of whether and in what amount the Company Shareholders are entitled to the applicable Earn-Out Payment (the “Periodic Earn-Out Report”); provided, that Acquirer shall not be required to disclose any information with respect to which disclosure is prohibited in accordance with the provisions of any applicable Law or Order, and Acquirer shall be permitted to redact or otherwise refrain from disclosing any such information, provided that in any case the information disclosed must (1) include a calculation in reasonable detail of Sales and if applicable, Qualified Bookings and the EBITDA during the relevant Earnout Period;

(iii) retain accurate records containing all material information reasonably necessary for the preparation of the Periodic Earnout Reports;

(iv) permit the Shareholders’ Agent (at its own expense) to engage an accounting firm to perform, on behalf of the Shareholders’ Agent, a reasonable verification, review or audit, as the case may be, of the financial statements of the Company, to the extent reasonably necessary to verify the information included in the Periodic Earnout Reports (provided that such accounting firm (x) may not perform such verification, review or audit for any Periodic Earnout Report after the expiration of 90 days after the end of such Periodic Earnout Report, and (y) may not perform a verification, review or audit for any Earnout Periodic Report more than once) and prepare an applicable report or opinion based on such verification, review or audit, as the case may be (each, an “Audit Report”). The Audit Report shall be shared only with the applicable accounting firm and the Shareholders’ Agent and shall be treated as Confidential Information in accordance with Section 7.12. The audit right contemplated by this Section 1.5(iv) may only be exercised once during any calendar year and upon no less than thirty (30) days’ prior written notice and any such verification, review or audit shall be conducted in a manner so as to not unreasonably interrupt or disturb the operations of the Company and any other member of Acquirer Group. The Shareholders’ Agent will reasonably cooperate with Acquirer with respect to scheduling any such verification, review or audit. Notwithstanding anything in this Section 1.5 to the contrary, (A) none of Acquirer, the Company or any of their Affiliates shall be required to make available, disclose or provide access to any information with respect to which disclosure is prohibited in accordance with the provisions of any applicable Law or Order, and (B) Acquirer, the Company and any of their Affiliates shall be permitted to redact or otherwise refrain from disclosing any portion of the information mentioned under (A) above so long as such information actually disclosed or made available is reasonably sufficient for purposes of verifying the information included in the written reports required by this Section 1.5; and

1.6 Payment of Earn-Out Payments.

(i) If and only if any of the Company Shareholders shall become entitled to any Earn-Out Payment in accordance with the provisions hereof, then, as soon as reasonably practicable following the delivery by Acquirer of the applicable Earn-Out Periodic Report (but in no event later than thirty (30) days following such date), Acquirer shall deposit such applicable Earn-Out Payment with the Paying Agent for further disbursement to the Company Shareholders in proportion to their respective Pro Rata Shares and as set forth in the Spreadsheet.

(ii) Each of the Company Shareholders acknowledges and agrees that the right to receive any portion of the Earn-Out Consideration shall not be represented by any form of certificate or other instrument, is not transferable, and does not constitute an equity or ownership interest in Acquirer, the Company or any of their respective Affiliates.

1.7 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) that become payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by the Company Shareholders. The party required by Applicable Law to file any Tax Return with respect to Transfer Taxes shall do so in the time and manner prescribed by Applicable Law.

1.8 Taking of Necessary Action; Further Action. Prior to or at the Closing, Acquirer, the Company and each Company Shareholder, as applicable, shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Acquirer, with full right, title and interest in and to the Company Shares as of the Closing. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company or Acquirer, with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and its Subsidiaries, the officers and directors of the Company and Acquirer are fully authorized, in the name and on behalf of the Company and its Subsidiaries or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.9 Waiver and Release of Claims.

(a) Effective for all purposes as of and subject to the Closing, each Company Shareholder, severally and not jointly with any other Company Shareholder, acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each Company Shareholder and Acquirer (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, affiliates, directors, officers, employees, representatives, agents, members, stockholders, successors, predecessors and assigns (to clarify, not including the Payment Agent or Escrow Agent) (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to its rights pursuant to this Agreement, the other Transaction Documents and the Transactions. In this Agreement a “Shareholder Claim” shall mean any claims, suits, demands, causes of action, cross-claims, counter claims, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees and liabilities claim or other rights, of whatever kind or nature, in law or in equity, by statute or otherwise, related to the Company or the Transactions (to clarify, not including any claims, etc. as a holder of Acquirer stock), (A) including: (i) with regard to any Equity Interests in the Company Securities other than the Company Shares set forth in the Spreadsheet with respect to such Person, (ii) to receive any portion of the Aggregate Consideration or any other form, amount or value of consideration payable to any Company Shareholder pursuant to the terms of this Agreement, other than as specifically set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement), (iii) with respect to the authority or enforceability to enter into this Agreement, the Share Purchase or any of the Transactions, or (iv) any bonuses payable with respect to any period prior to the Closing, but (B) specifically excluding (i) Acquirer’s failure to pay the Aggregate Consideration in accordance with and subject to the provisions of this Agreement (subject to any adjustments contemplated in this Agreement) or other breach by Acquirer of this Agreement or any of the other Transaction Documents, (ii) rights relating to any employment payment, including salary, accrued vacation, any other employee compensation and/or benefits, any amounts set forth in this Agreement to be paid to such Releasing Party and unreimbursed expenses (provided all such salary and other payments shall be only in the ordinary course of business or otherwise specified in the Company Disclosure Schedule), and (iii) the exercise of rights under the Company’s D&O insurance policy. For the avoidance of doubt, each of the applicable payees of the Outstanding Shareholders Loans hereby irrevocably agrees and consents that upon and subject to the payment of such amounts as set forth in the Spreadsheet, such Company Shareholder shall have no further claims or demands in connection with such Outstanding Shareholders Loans.

(b) Each Company Shareholder hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) is, or will be immediately prior to the Closing, the holder of the number of Company Shares set forth in the Spreadsheet; (ii) other than the number and class of Company Shares set forth in the Spreadsheet, is not entitled to any additional Company Shares or any other form of Equity Interests, including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Shares; (iii) waives any right to receive any additional Equity Interest in the Company (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares which are outstanding as of the Agreement Date or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any option, right, convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever or otherwise); and (iv) fully, finally, irrevocably and forever waives any right to convert any of its Company Shares into any other class or series of Equity Interest in the Company ; (B) (i) examined the Spreadsheet and is entitled only to the distribution set forth in the Spreadsheet (subject to any changes and adjustments contemplated in this Agreement); and (ii) waives any right to receive consideration other than as set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement) (including for any interest payments, the method of determination or calculation of any of the values or allocations pursuant to this Agreement, any preferential or other amount resulting from its investment in the Company or the purchase of Company Shares (e.g. in the form of indemnification), the conversion of Company Shares, any other rights of any nature under the Charter Documents, or any Shareholders Agreement, which the Company Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Shareholders in the Spreadsheet); (C) hereby terminates and waives any rights, powers and privileges such Company Shareholder has or may have pursuant to any “Shareholders Agreement” (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Company Shareholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement such Company Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements; (D) for as long as this Agreement is in force agrees not to sell, transfer, assign or convert any of its Company Shares (except as contemplated hereunder), or subject such Company Shares to any Encumbrances, except pursuant to a transfer request of Company Shares provided to the Company and Acquirer prior to the Agreement Date; and (E) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any claim, debt, liability, demand, obligation, cost, expense, action or cause of action, cross-claims, counter claims, compensatory damages, liquidated damages, punitive or exemplary damages, or other damages herein released.

(c) Notwithstanding anything to the contrary, should any portion or provision of this release (including, without limitation, any portion or provision of any section of this release) be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any Applicable Law, (a) the legality, validity, and enforceability of the remaining portions and provisions will not be affected and (b) the parties hereto shall use all reasonable efforts to replace such void, illegal, invalid or unenforceable portion or provision with a valid and enforceable portion or provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void, illegal, invalid or unenforceable portion or provision (and if not possible, the illegal, invalid, or unenforceable portion or provision will be deemed not to be a part of this release).

1.10 Acquirer Common Stock.

(a) Without derogating in any manner from the obligations of Acquirer in connection with the issuance of Acquirer Common Stock, where applicable, any Acquirer Common Stock issued hereunder, if any, shall be issued in book-entry form and shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR (II) THE ISSUER OF THE SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF.IN ADDITION, THE RIGHT TO SELL THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A REGISTRATION RIGHTS AGREEMENT, A COPY OF WHICH IS ON FILE AT THE ISSUER’S PRINCIPAL PLACE OF BUSINESS

(b) The Acquirer and the Company Shareholders are simultaneously with entering into this Agreement entering into a Registration Rights Agreement pursuant to which the Acquirer shall prepare and file, or cause to be prepared and filed, with the SEC a Prosupp on each of the Closing Date, and if applicable, the Second Payment Date and each payment date of any of the First Earn-Out Payment, the Second Earn-Out Payment and the Third Earn-Out Payment, covering the resale of the Acquirer Common Stock by the Company Shareholder (which will provide for such shares to be Tradeable).

(c) Acquirer  hereby undertakes to ensure that it shall have and maintain an effective registration statement covering the Acquired Common Stock in accordance with the Registration Rights Agreement.

(d) Exchange Procedures. Notwithstanding any other provision in this Agreement, (i) the aggregate Acquirer Common Stock to be issued in connection with the transactions contemplated hereunder shall not exceed 19.99% of the outstanding Common Stock on the execution date of this Agreement and any portion of the Base Stock Consideration and/or any Earn-Out Stock Consideration exceeding 19.99% shall instead be paid in Substitute Cash Consideration; and (ii) in no event shall Acquirer be required to issue any shares of Acquirer Common Stock, if recipient does not qualify as either an Accredited Investor or a non-US person to the Acquirer’s satisfaction in its sole determination; (iii) no fraction of a share of Acquirer Common Stock shall be issued in connection with the transactions contemplated hereunder, and there shall not be any cash payments made under this Agreement in lieu of fractional shares; the aggregate number of shares of Acquirer Common Stock issuable hereunder shall be rounded down to the nearest whole share after aggregating (x) all fractional Base Stock Consideration payable to each Company Shareholder on the Closing Date, or, if applicable, the Second Payment Date, and (y) if applicable, all fractional Earn-Out Stock Consideration payable to each Company Shareholder on any of the Earn-Out Payments.

Article II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows (and any reference to the Company’s Subsidiary shall be deemed reference to each of the Company’s Subsidiaries, as applicable):

2.1 Organization, Standing, Power and Subsidiary.

(a) The Company and its Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the Company is not registered by the Israeli Registrar of Companies as a “violating company” as such term is defined under Section 362a of the Israeli Companies Law, and it has not received any notice or warning concerning any intention of the Israeli Registrar of Companies to declare that the Company is a “violating company”. Each of the Company and its Subsidiary has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiary taken as a whole. The Company and its Subsidiary, since their applicable inception, have had no Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity (other than with respect to the Company’s holding of Equity Interests in the Subsidiary). Except as set forth in Schedule 2.1(a) of the Company Disclosure Letter, there are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or its Subsidiary (except, in the case of the Subsidiary, in favor of the Company). The Company has made available to Acquirer accurate and complete copies of the Charter Documents of the Company and the organizational documents of its Subsidiary, as amended to date and currently in effect, which documents are in full force and effect, and neither the Company nor its Subsidiary is, in any material respect, in default under or in violation of any provisions thereof.

(b) Neither the Company nor any of its shareholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or the Subsidiary or the winding up or cessation of the business or affairs of the Company or the Subsidiary.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of the Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of the Subsidiary and (iii) the names and titles of the officers of each of the Company and its Subsidiary.

(d) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.

(e) Neither the Company nor the Subsidiary is, or has ever been, bankrupt or insolvent, and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company’s or Subsidiary’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by the Company or the Subsidiary under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency.

2.2 Capital Structure.

(a) The authorized share capital of the Company consists solely of 1,000 Company Shares par value NIS 0.01 each, of which 1,000 Company Shares are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Shares and no commitments or Contracts to issue any shares of Company Shares. Neither the Company nor its Subsidiary hold any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder and any beneficial holders thereof, if applicable. All issued and outstanding shares of Company Shares are duly authorized, validly issued, fully paid and non-assessable and other than as set forth in Schedule 2.2(a) of the Company Disclosure Letter are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets are bound.

(b) None of the Company nor its Subsidiary has ever declared or paid any dividends on any shares of Company Shares. There is no Liability for dividends accrued and unpaid by the Company or its Subsidiary. All issued and outstanding shares of Company Shares and Company Options were issued in compliance with all Applicable Law and all requirements set forth in the Charter Documents, the Company Option Plans (if applicable) and any applicable Contracts to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets are bound.

(c) As of the Agreement Date, the Company has not reserved any Company Shares for issuance to employees, non-employee directors and consultants pursuant to any Company Option Plan.

(d) The Company has never repurchased, redeemed or otherwise reacquired any of its Company Shares or Company Options, or other Equity Interests.

(e) Other than as set forth in Schedule 2.2(a) of the Company Disclosure Letter, as of the Closing, (i) the number of Company Shares set forth in the Spreadsheet as being owned by a Person will constitute the entire interest of such Person in the issued and outstanding Company Shares or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet owns or will have a right to acquire from the Company or its Subsidiary any shares of Company Shares, Company Options, or any other Equity Interests of the Company or its Subsidiary and (iii) the shares of Company Shares disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(f) Subject to Schedule 2.2(f) of the Company Disclosure Letter, neither the Company not its Subsidiary owns, beneficially or otherwise, any units or other securities of, or any direct or indirect equity, voting, beneficial ownership interest in, any other Person and neither the Company nor its Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person (other than with respect to the Company’s holding of Equity Interests in the Subsidiary).

2.3 Authority; Non-Contravention.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and its Subsidiary. Each Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) approved this Agreement and approved the Share Purchase and the other Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, are advisable, and in the best interests of the Company and the Company Shareholders, (y) approved this Agreement in accordance with the provisions of Israeli Law and the Charter Documents and (z) recommended that all of the Company Shareholders approve and execute this Agreement (the “Board Action”). The Shareholder Consent constitutes the only vote or approval of, or waiver by, any holder of any class or series of Company Shares necessary to adopt and approve this Agreement, the other Transaction Documents, and the Transactions under Applicable Laws, the Charter Documents, any Contracts, or otherwise. The Company and its Subsidiary and the Transactions are not, and by the passage of time or notice or both will not be, subject to, and no Person has Acquisition Rights or other rights that could affect or threaten the Company or any Company Shareholder’s compliance with any of the obligations under this Agreement, or any of the other Transaction Documents.

(b) Except for as set forth in Schedule 2.3 of the Company Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, on any of the material assets of the Company or its Subsidiary or any of the shares of Company Shares, (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Charter Documents of the Company or its Subsidiary, in each case as amended to date, or any resolution adopted by the Company Shareholders or Board, (B) any Contract of the Company or its Subsidiary or any Contract applicable to any of the material properties or assets of the Company or its Subsidiary, or (C) any Applicable Law, or (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, Israeli Law or any Order to which the Company or its Subsidiary or any of the assets owned or used by the Company or its Subsidiary, is subject.

(c) Except for as set forth in Schedule 2.3 of the Company Disclosure Letter, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or the Subsidiary in connection with the execution and delivery of this Agreement or any other Transaction Document to which the Company is a party or the consummation of the Transactions (including any filings and notifications as may be required to be made by the Company in connection with the Share Purchase under the Israeli Economic Competition Law, 5748-1988, antitrust laws and other Applicable Law), except for such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s or the Subsidiary’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Transaction Document to which the Company is a party or to consummate the Transactions in accordance with this Agreement or any other such Transaction Document and Applicable Law.

(d) Except for as set forth in Schedule 2.3 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or its Subsidiary that otherwise relates to the Company’s or the Subsidiary’s Business or to any of the assets owned or used by the Company.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Acquirer a draft of its 2024 financial statements, non-audited profit and loss report for 2025 and non-audited profit and loss report for 2026 (collectively, the “Financial Reports”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Reports (i) are derived from and in accordance with the books and records of the Company and its Subsidiary, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company and its Subsidiary at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiary for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), (iv) are true and correct, (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements (which would not be material individually or in the aggregate if disclosed or recorded and which are expected to be consistent with past practice), applied on a consistent basis throughout the periods involved, and (vi) have been kept accurately in the ordinary course of business consistent in all material respects with Israeli Law. No basis exists that would require, and no circumstance exists that would reasonably be expected to require, the Company to restate any of the Financial Reports.

(b) Other than as set forth in Schedule 2.4 (b) of the Company Disclosure Schedule, and excluding any of the Company’s contractual commitments and liabilities in connection with the Tender (including also the Tender Agreement and the agreements and arrangements with Operator in connection with the Tender and Tender Agreement) that are not due and payable as of such date, neither the Company nor the Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the Financial Reports and (ii) those incurred by the Company and its Subsidiary in connection with the execution of this Agreement or the Transactions, constituting Transaction Expenses. Except for the foregoing, , neither the Company nor the Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and its Subsidiary. All reserves that are set forth in or reflected in the Financial Reports have been established in accordance with GAAP consistently applied. Without limiting the generality of the foregoing, neither the Company nor the Subsidiary has ever guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each such Liability, the agreement governing such Liability and the interest rate, maturity date, and any assets securing such Liability. The Company’s Liabilities acquired or assumed, as applicable, in connection with the implementation of the Tender (including the Tender Agreement and the agreements and arrangements with Operator in connection with the Tender and Tender Agreement) do not exceed NIS 890,000 plus VAT (“Outstanding Tender Liabilities”), which, for the removal of doubt, exclude any of the contractual obligations and liabilities assumed by the Company under the Tender or in connection with the Tender in favor of the party commissioning the Tender and Operator.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and its Subsidiary maintain an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers thereof and the names of all Persons authorized to make withdrawals therefrom.

2.5 Absence of Changes. Except as set forth in Schedule 2.5 of the Company Disclosure Letter, (i) the Company and its Subsidiary have conducted the Business only in the ordinary course of business consistent with past practice , and (ii) there has not occurred any Material Adverse Effect with respect to the Company and Subsidiary.

2.6 Litigation. There is no, and has not been since the incorporation of the Company a Legal Proceeding to which the Company or its Subsidiary is a party pending before any Governmental Entity, or threatened against the Company or its Subsidiary or, in each case, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary), and to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, or its Subsidiary, or any of their respective assets, or any of the Company’s or its Subsidiary’s directors, officers or, to the knowledge of the Company, their employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or its Subsidiary or any of their respective assets or any of the Company’s or its Subsidiary’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary) based upon: (i) the Company or its Subsidiary entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or its Subsidiary regarding its assets or (iii) any claim that the Company or its Subsidiary has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor its Subsidiary has any Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities. Except as set forth in Schedule 2.7 of the Company Disclosure Letter, there is no Contract or Order binding upon the Company or its Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or its Subsidiary, any acquisition of property by the Company or its Subsidiary or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or its Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses thereto, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8 Compliance with Laws; Governmental Permits.

(a) The Company and its Subsidiary have complied in all material respects with, are not in violation in any material respect of, and have not received any notices of violation with respect to, Applicable Law.

(b) The Company and its Subsidiary have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or its Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Schedule 2.8(b) of the Company Disclosure Letter identifies each Company Authorization, to include any licenses, registrations or filings with the U.S. Directorate of Defense Trade Controls (DDTC), the Committee on Foreign Investment in the U.S. (CFIUS), the Israeli Defense Export Control Agency (DECA), the Israeli Ministry of Defense (IMOD), or similar entities. Neither the Company nor its Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and its Subsidiary have materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Except as set forth in Schedule 2.9(a) of the Company Disclosure Letter, each of the Company and its Subsidiary has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Financial Reports or acquired at any time (except properties and assets, or interests in properties and assets, sold or otherwise disposed of in the ordinary course of business consistent with past practice) (the “Company Assets”), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company and its Subsidiary valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances.

(b) Except as set forth in Schedule 2.9(b) of the Company Disclosure Letter, the Company Assets owned or leased by each of the Company and its Subsidiary (i) constitute all of the real and personal assets and properties that are necessary for the Company and its Subsidiary to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract to which the Company or its Subsidiary is a party or, in each case, by which its assets are bound.

(c) Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or its Subsidiary. The Company has provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company or its Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor its Subsidiary currently owns any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “AI” means artificial intelligence systems or models.

(ii) “Company Data” means all data collected, generated, received or otherwise Processed by the Company or its Subsidiary or on their behalf, including in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(iii) “Company Data Agreement” means any Contract involving Company Data to which the Company or the Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Acquirer).

(iv) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to, or otherwise used or held for use by, the Company or the Subsidiary.

(v) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or its Subsidiary is a party or bound by, except for Contracts for Off-the-Shelf Software.

(vi) “Company-Licensed Data” means all Company Data owned, or purported to be owned, by third parties that is Processed by the Company or the Subsidiary.

(vii) “Company-Owned Data” means Company Data the Company or the Subsidiary owns or purports to own.

(viii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company including Company-Owned Data.

(ix) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s and Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or the Subsidiary to any Person, and (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data applicable to the Business of the Company.

(x) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or its Subsidiary or currently in active development or which relate to the Tender and Tender Agreement (including any agreements and arrangements with Operator in connection with the Tender and Tender Agreement).

(xi) “Company Registered Intellectual Property” means the United States, Israeli, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned or purported to be owned by, the Company.

(xii) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products, all other than Open Source Materials and Integrated Off-the-Shelf Software.

(xiii) “Company Websites” means all web sites owned, operated or hosted by or on behalf of the Company or its Subsidiary or through which the Company or its Subsidiary conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xiv) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that are or have been used in the Business.

(xv) “Integrated Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary (except for standard integrations) and (B) is licensed for an annual fee under US$30,000.

(xvi) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xvii) “Intellectual Property Rights” means any and all intellectual property rights and/or proprietary rights, including any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

(xviii) “Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary, (B) has not been incorporated into, or integrated or bundled with, any Company Product and (C) is licensed for an annual fee under $25,000.

(xix) “Open Source Materials” means (A) software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) or (B) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(xx) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, trade secrets, know-how, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xxi) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. Other than as set forth in Schedule 2.10(b), the Company has full title and exclusive ownership, free and clear of any Encumbrances, of, or the Acquired Companies are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for Acquirer’s conduct of the Business without (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right or (ii) the breach or violation of any Contracts (disregarding any obligations imposed upon the Acquirer to which the Company is not a party). Neither the Company nor its Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, or lien on any of the Company-Owned Intellectual Property. The Company exclusively owns all Company-Owned Intellectual Property.

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made, and all actions that are required to be taken by the Company within 60 days following the Agreement Date in order to avoid abandonment of such Company Registered Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), enforceable and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. Notwithstanding the foregoing, Company did not conduct a freedom to operate study.

(d) Governmental Grants.

(i) Schedule 2.10(d)(i) of the Company Disclosure Letter identifies each pending and outstanding Governmental Grant (including with respect to “approved enterprise” status) that has been received or applied for by the Company. Except as set forth on Schedule 2.10(d)(i) of the Company Disclosure Letter, the Company has never received or applied for any Governmental Grant. The Company has provided Acquirer accurate and complete copies of: (i) all applications for Governmental Grants and related documents submitted by the Company to any Governmental Entity and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company by any Governmental Entity. In each such application submitted by or on behalf of the Company, all information required by such application has been disclosed accurately and completely, and the Company has not made any misstatements of fact or any disclosures that are not accurate or complete. Except for undertakings set forth in letters of approvals which were provided to the Acquirer, there are no undertakings of the Company given in connection with any Governmental Grant. The Company is and has been at all times in compliance with the terms, conditions, requirements and criteria of all Governmental Grants and Applicable Law pertaining thereto, including all reporting requirements as per Applicable Law including, where applicable, the provisions of the Innovation Law. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of any Company to any Government Grant or the compliance with the terms, conditions, obligations or laws relating to Government Grants.

(ii) Each item of Company Owned Intellectual Property is and will be freely and fully transferable, licensable, conveyable and/or assignable by the Company or the Acquirer to any individual or entity located in any jurisdiction in the world without any restriction, constraint, control, supervision, limitation, obligation or payment of any kind and without approval of any third Person, including any Governmental Entity.

(iii) Schedule 2.10(d)(iii)(a) of the Company Disclosure Letter sets forth, with respect to each Governmental Grant referred to in Schedule 2.10(d)(iii) of the Company Disclosure Letter: (A) a complete and accurate report of the total amount of the benefits received by the Company under each Governmental Grant, the total outstanding amounts to be paid by the Governmental Entity to the Company under the Government Grants, if any, and the aggregate outstanding obligations under each such Government Grant with respect to royalties applicable thereto and any outstanding amounts otherwise payable under each such Government Grant to the applicable Governmental Entity; (B) the time period in which the Company received, or will be entitled to receive, benefits under such Governmental Grant; and (C) any Governmental Grant consisting of a Tax incentive (other than incentives generally available by operation of law without application or action by any Governmental Entity). No event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to: (1) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (2) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; (3) a requirement that the Company return or refund any benefits provided under any Governmental Grant; or (4) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or obligation to pay additional payments to any Governmental Entity, in each case, other than ongoing royalty payments. The Company has obtained all authorizations and approvals necessary for the consummation of the Share Purchase pursuant to the terms of this Agreement and the consummation of the other transactions contemplated by this Agreement in order to ensure that, the Share Purchase: (x) will not adversely affect the ability of the Company to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (y) will not result in the failure of the Company to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, applicable laws, regulations, ordinances or guidelines or any claim by any Governmental Entity or other Person that the Company is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant. Except as set forth in Schedule 2.10(d)(iii)(b)of the Company Disclosure Letter, no consent of any Governmental Entity or other Person is required to be obtained prior to the consummation of the Share Purchase pursuant to the terms of this Agreement in order to comply with any Israeli Applicable Law or to avoid any increase in royalty rates incurred by the Company under any such Governmental Grant received by the Company or other change in the terms and conditions applicable to the Company under any such Governmental Grant received by the Company. The Company has no knowledge of an intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

(iv) No Company-Owned Intellectual Property was developed, created, or reduced to practice, in whole or in part, using funding, personnel, facilities or resources provided by any Governmental Entity, agency or private source (except for equity funding not specifically allocated to the development of any specific Company-Owned Intellectual Property), or any university, college, other educational institution, military, multi-national, bi-national or international organization or research center (collectively, “Institutions”).

(e) Company Products. Schedule 2.10(e) of the Company Disclosure Letter lists all Company Products.

(f) No Parallel Engagement To the Company’s knowledge, at no time during the development, creation, conception of or reduction to practice of any Intellectual Property for the Company or its Subsidiary was any Author (as defined below) subject to any employment or services agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Intellectual Property, such that results in a detrimental effect on Company’s ownership of Company-Owned Intellectual Property or that imposes restrictions thereon or grants such third party any rights thereto. No third party, including any Institution has any claim of right to, ownership of or other encumbrance on any Company-Owned Intellectual Property.

(g) Invention Assignment and Confidentiality Agreement. The Company and its Subsidiary have secured from all (i) current and former founders, consultants, advisors, employees, service providers, and independent contractors and any other individuals or entities (including the Acquired Companies’ officers and directors) who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or its Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or its Subsidiary (any Person described in clause (i) or (ii), an “Author”), a valid, binding and enforceable written Contract providing for an effective present and future assignment to the Company all rights in the Intellectual Property developed conceived, invented, discovered, programmed, designed, or reduced to practice (either alone or jointly with others) by them during and as a result of their employment or engagement by the Company or Subsidiary (and in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction), and an explicit and irrevocable waiver of all rights related thereof (collectively, “PIIA Agreements”). The Company has provided to Acquirer copies of all forms of such PIIA Agreements currently and historically used by the Company and its Subsidiary and, in the case of patents and patent applications, the Company has provided to Acquirer copies of all such assignments. All amounts payable and due, whether under contract or applicable law, by the Acquired Companies to all Authors have been paid in full. It is not and will not become necessary to utilize any Intellectual Property of the Authors, made prior to their engagement with the Acquired Companies other than those that have been rightfully assigned to the Acquired Companies pursuant to a PIIA Agreement. The Acquired Companies have not received any claim from any Person for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 and no reasonable basis exists that could give rise to such a claim.

(h) No Violation. To the Company’s knowledge, no current or former employee, consultant, advisor or independent contractor of the Company or its Subsidiary: (i) is in violation of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or its Subsidiary in respect of use of trade secrets or proprietary information of others without permission or (ii) has developed any technology, Intellectual Property, software or other copyrightable, patentable or otherwise proprietary work for the Company or its Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).

(i) Confidential Information. The Company and its Subsidiary have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and its Subsidiary (including trade secrets) or provided by any third party to the Company or its Subsidiary (“Confidential Information”). All current and former employees and contractors of the Company and its Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company and its Subsidiary a written agreement regarding the protection of such Confidential Information. To the knowledge of the Company, there has been no breach of confidentiality obligations on the part of the Company or its Subsidiary or, to the knowledge of the Company, with respect to Confidential Information by any third-party.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor its Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Neither the Company nor its Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s or its Subsidiary’s use of any product, device, process or service used in the Business as previously conducted, currently conducted, and as currently proposed to be conducted by the Company or its Subsidiary, has not, does not, and to the knowledge of the Company will not (directly or indirectly, including via contribution or inducement), misappropriate, infringes or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, nor constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or its Subsidiary conducts the Business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there to the Company’s knowledge, is no basis for any such claims. Neither the Company nor its Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or its Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person, or that any Company Intellectual Property is invalid or unenforceable. No Company-Owned Intellectual Property or Company Product owned by the Company, and to the knowledge of the Company, Company Products licensed from a third party, is subject to any Legal Proceeding, Order or settlement agreement that restricts in any manner the use, transfer or licensing thereof by the Company or its Subsidiary, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property.

(k) Licenses; Agreements.

(i) neither the Company nor its Subsidiary has granted any options, licenses or agreements of any kind relating to any Company Intellectual Property outside of nonexclusive licenses (copies of which have been provided to Acquirer), and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property, outside of nonexclusive licenses.

(ii) neither the Company nor its Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products (other than in respect of Integrated Off-The-Shelf Software) or Company-Owned Intellectual Property.

(iii) the Company and its Subsidiary has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that the Company and its Subsidiary owns or leases or that the Company or its Subsidiary has otherwise provided to its employees and contractors for their use.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting;

(ii) neither the Company nor its Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s or its Subsidiary’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and immediately after the Closing, the Company (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s and its Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company and its Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiary would otherwise be required to pay;

(v) to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened in writing, or to the knowledge of the Company otherwise threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or its Subsidiary thereunder;

(vi) no Company Intellectual Property Agreement requires the Company or its Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property, other than reseller and MSSP agreements;

(ix) the Company and its Subsidiary have obtained valid, written licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or its Subsidiary with any of the Company Products; and

(x) no third party that has licensed Intellectual Property Rights to the Company or its Subsidiary has ownership or license rights to improvements or derivative works made by the Company or its Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or its Subsidiary.

(m) Non-Contravention. Neither the execution and performance of this Agreement will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property; all of the foregoing in (i)-(iv), unless arising from any agreement, covenant, obligation or other legal requirement of Acquirer.

(n) Company Source Code. Neither the Company nor its Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than (x) disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or its Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products who have executed written confidentiality agreements. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software.

(i) Schedule 2.10(o)(i) of the Company Disclosure Letter identifies all Open Source Materials contained or incorporated in, or linked to or called by, or distributed with, any Company Products, describes whether and, if so, how the Open Source Materials were modified and/or distributed by the Company or its Subsidiary and identifies the licenses under which such Open Source Materials were used. The Company and its Subsidiary are in compliance with the terms and conditions of all licenses for the Open Source Materials.

(ii) The Company and its Subsidiary have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials (including linking or calling), in such a way that, with respect to clauses (i) through (iii), creates, or purports to create, obligations for the Company or its Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) Information Technology.

(i) Plans. The Company and its Subsidiary have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and act in compliance therewith and have tested such plans on a periodic basis, and such plans have proven effective upon testing.

(ii) Company Databases. Schedule 2.10(p)(ii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company or the Subsidiary at any time (collectively, the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company-Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.

(iii) Processing. The Company and its Subsidiary have valid and subsisting contractual rights to Process or to have Processed all Company-Licensed Data howsoever obtained or collected by or for the Company or its Subsidiary in the manner that it is Processed by or for the Company or its Subsidiary. The Company and its Subsidiaries have all rights, permissions, licenses or authorizations required under Applicable Law and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Company Data as necessary for the operation of the Business as currently conducted. The Company and its Subsidiary have been and are in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.10(p)(iii) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products and Company’s agreements with customers, resellers and MSSPs (copies of which have been provided to Acquirer).

(iv) Other than as set forth on Schedule 2.10(p)(iv) of the Company Disclosure Letter, the Company and its Subsidiary are not bound by and have not entered into any Contract governing any Company-Owned Data, except the standard terms of use entered into by users (including MSSPs) and resellers of the Company Products (copies of which have been provided to Acquirer).

(v) Generative AI. The tools developed by the Company for use as part of Company’s product offerings, testing and development are set forth on Schedule 2.10(p)(v)(i) (the “Company Developed AI”). The Company owns all rights, title, and interest in the Company Developed AI, free and clear of all Encumbrances except for Open Source Materials disclosed in Schedule 2.10(o)(i). The Company Developed AI (1) does not infringe the Intellectual Property Rights of any third-party and (2) comply with all applicable laws and regulations, including data protection and privacy laws. The Company has implemented reasonable measures to protect the confidentiality and security of the Company Developed AI and the Company Developed AI constitutes part of the Company-Owned Intellectual Property. To the Company’s knowledge, there have been no unauthorized uses, disclosures, or breaches of the Company Developed AI or related systems. The Company Developed AI has been developed and maintained in accordance with industry best practices, including but not limited to: (1) measures to prevent and mitigate algorithmic bias, (2) ethical AI principles, (3) transparency in AI decision-making processes where appropriate, and (4) regular testing and validation for accuracy and reliability. The Company maintains accurate and up-to-date documentation of its AI development and deployment practices, including any assessments of potential biases or ethical considerations. Schedule 2.10(p)(v)(ii) sets forth a correct, current, and complete list of all third-party AI technologies (“AI Technologies”) used or held for use by the Company in the Business (collectively, “Third-Party AI”). Schedule 2.10(p)(v)(iii) sets forth a correct, current, and complete list of all Third-Party AI capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied prompts (“Generative AI Tools”) used by the Company or the Subsidiary and, for any such Generative AI Tool owned or controlled by any other Person, the license or other Contract governing the Company’s or any Subsidiary’s use thereof. The Company and the Subsidiary have not: (1) used any Generative AI Tools (whether owned or controlled by the Company or the Subsidiary or any other Person) in a manner that does, will, or could reasonably be expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any Company-Owned Intellectual Property that the Company or any Subsidiary intended to maintain as proprietary; (2) except as set forth in Schedule 2.10(p)(v)(iv), included any source code owned by the Company in any prompts or inputs into any Generative AI Tool owned or controlled by any other Person; or (3) used any Generative AI Tool in a manner that does not comply with the applicable license or other Contract terms governing its use by the Company or the Subsidiary.

(q) No Defects. The Company has taken reasonable steps designed to maintain the Company Products free from material defects and bugs and to operate in accordance with the documentation and specifications provided by the Company. The Company uses means and methods consistent with those in a similar industry as the Company to ensure the software included in the Company Products does not contain (a) any clock, timer, counter, or other limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Company’s or its Subsidiary’s or any Person’s ability to use such software or the Company Product, including after a specific or random number of years or copies, or (b) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such software or Company Product.

(r) Standards Bodies. (i) the Company and its Subsidiary have not and have never been a member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company nor its Subsidiary, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization.

(s) Warranties; Company Products. No Company Product is subject to any guaranty, warranty, right of return, right of credit, or other indemnity other than as set forth in Schedule 2.10(s) of the Company Disclosure Letter. The Company has not received any written product liability claims relating to the Company or its Subsidiary, or any Company Products, or services provided by the Company related thereto that resulted in a Material Adverse Effect to the Company’s Business.

(t) Company Websites. To the knowledge of the Company, no domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company or its Subsidiary. The contents of any Company Website and all transactions conducted over the Internet by the Company comply with Applicable Law in any applicable jurisdiction in all material respects.

2.11 Data Privacy and Security.

(a) Except as set forth in Schedule 2.11(a) of the Company Disclosure Letter the Company and its Subsidiary comply and have at all times complied with all: (i) Privacy Laws, (ii) Company Privacy Policies, (iii) all privacy, data protection and cybersecurity requirements of Company Data Agreements, and (iv) all applicable industry standards by which Company is bound ((i)-(iv), collectively, “Company Privacy Commitments”) in each case with respect to its Processing of Personal Data, in all material respects. Neither the execution, delivery and performance of this Agreement will cause, constitute, or result in a breach or violation of any Company Privacy Commitments. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(b) The Company and its Subsidiary have established and maintain appropriate technical, physical and organizational measures and security systems and technologies, in compliance with all Company Privacy Commitments that protect Personal Data against accidental or unlawful Processing and against accidental loss, destruction, alteration, disclosure, access or damage to Personal Data (“Data Breach”) in a manner appropriate to the risks represented by the Processing of such data by the Company or Subsidiary and their data processors. The Company and its Subsidiary have taken reasonable steps to ensure the reliability of its employees and contractors who have access to Company Data, to train such employees on all applicable aspects of Company Privacy Commitments and to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data.

(c) The Company and its Subsidiary have not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, auditor allegation from a Governmental Entity or any other Person (including an end user): (i) alleging or confirming Company’s or Subsidiary’s non-compliance with Company Privacy Commitments, (ii) requiring or requesting the Company or its Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data, or (iii) claiming compensation from the Company or its Subsidiary in respect of Processing of Personal Data. The Company and its Subsidiary have at all times complied with any requests or communications received from any Person exercising any rights under Privacy Laws.

(d) Schedule 2.11(d) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company and the Subsidiary under Privacy Laws with relevant Governmental Entities in connection with their Processing of Personal Data (including with respect to Company Databases). All such notifications and registrations are valid, accurate, complete and fully paid up and the relevant Personal Data has been used by the Acquired Companies solely as permitted pursuant to such registrations and notifications and, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.11(d) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company or the Subsidiary.

(e) Except as set forth in Schedule 2.11(e) of the Company Disclosure Letter, the Company and its Subsidiary have not shared Personal Data with any Person except in accordance with the Company Privacy Commitments. Where the Company or its Subsidiary uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and agreed to compliance with those obligations that are sufficient for the Company’s compliance with Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Company Privacy Commitments. The Company and its Subsidiary have made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or its Subsidiary.

(f) The Company and its Subsidiaries, and, to the knowledge of the Company, any third parties Processing Personal Data on behalf of the Company or its Subsidiary, have not experienced any security incident, violation of any data security policy, unauthorized access or Data Breach in relation to Personal Data, Company Databases, or Confidential Information (including Personal Data in the Company’s or its Subsidiary’s possession, custody or control), or any unauthorized or illegal Processing of any of the foregoing. With respect to the ICT Infrastructure, no security incident or Data Breach, has occurred, including but not limited to ransomware, compromise of credentials, denial-of-service attack, or unauthorized intrusion of any kind has occurred or is threatened. No circumstance has arisen in which Applicable Law (including Privacy Laws) would require the Company to notify a Governmental Entity or Person of a data security breach or security incident.

2.12 Taxes.

(a) Each of the Company and its Subsidiary have properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date and such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Applicable Law. Each of the Company and its Subsidiary has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return) and has no Liability for Taxes in excess for the amounts so paid). There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company or its Subsidiary.

(b) The Company has delivered to Acquirer true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and its Subsidiary in connection with any taxable periods since the incorporation of the Company.

(c) The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company and its Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Debt.

(d) There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company or its Subsidiary that has been, or to the Company or the Subsidiary’s knowledge is being, conducted by a Tax Authority, nor has the Company or its Subsidiary been notified in writing of any request for, or commencement of, such an audit, (ii) no such procedure, proceeding or contest of any refund or deficiency in respect of Taxes of the Company or its Subsidiary pending, proposed or threatened in writing, or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or its Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return of the Company or its Subsidiary that has not been filed, other than customary extensions granted automatically by the ITA or such other applicable Governmental Entity. No adjustment relating to any Tax Return filed by the Company or its Subsidiary has been proposed in writing by any Tax Authority to the Company or its Subsidiary or any representative thereof that has not been fully and finally resolved. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or its Subsidiary does not file Tax Returns that the Company or its Subsidiary is or may be subject to taxation by that jurisdiction.

(e) The Company and its Subsidiary have complied in all material respects with its obligations under all Applicable Laws relating to the payment and withholding of Taxes from payments made to any Person and remittance to the appropriate Tax Authority of all amounts required to be so withheld and paid under all Applicable Laws. The Company and its Subsidiary are in material compliance with, and their records contain all material information and documents necessary to comply with, its obligations under all applicable information reporting and withholding requirements under all Applicable Laws.

(f) All records which the Company or its Subsidiary are required under any Applicable Law to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Tax Authority with respect to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available, upon request and within a reasonable period of time, for inspection at the premises of the Company or its Subsidiary, as applicable.

(g) The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not received a refund for input VAT for which they are not entitled under any Applicable Law. The Company’s Subsidiary is not required to effect Israeli VAT registration and has never been so required.

(h) The prices and terms for the provision of any property or services by or to the Company or its Subsidiaries are at arm’s length for purposes of the relevant transfer pricing Applicable Laws and all related documentation if required by such Applicable Laws has been timely prepared or obtained and, if necessary, retained. each of the Company and its Subsidiary complies, and has always been compliant with the requirements of Section 85A of the Israeli Income Tax Ordinance and Section 482 of the Code and the regulations promulgated thereunder in all material respects. Each of the Acquired Companies (i) has never been party to any reorganization under Part E2 of the Israeli Income Tax Ordinance; and (ii) is not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

(i) The Acquired Companies do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder, or are subject to reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(j) The Acquired Companies are not and have never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(k) The Company has not adopted any Company Option Plan.

(l) The Company is a resident of the State of Israel for Tax purposes. The Acquired Companies are not and have never been subject to Tax in any country other than their countries of incorporation by virtue of (i) being treated as a resident of, (ii) being engaged in a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise having an office or a fixed place of business in that country or (iii) having any other source of income in that jurisdiction, or other than by way of tax withholding in that jurisdiction.

(m) The Company is not benefiting (and has never benefited) from any grants, Tax incentives, tax holidays, reduced tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959 (the “Capital Investment Law”), including but not limited to Technological Preferred Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status. As of the date hereof, to the extent the Company benefited from the Benefitted Enterprise or Approved Enterprise Status, the Company has no retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings, as the term “dividend” is specifically defined by the ITA in the framework of the Capital Investment Law (or actions that are deemed as dividend for these purposes).

(n) Neither the Company nor its Subsidiary is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than commercial Contracts entered into in the ordinary course of business the principal purpose of which is not related to Taxes (“Customary Contracts”)), and neither the Company nor its Subsidiary has any Liability to another party under any such agreement.

(o) Neither the Company nor any of the Company Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes. No U.S. federal income tax entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of the Company Subsidiaries.

(p) Neither the Company nor its Subsidiary has participated in, and is not currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(q) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending prior to the Closing Date, (iii)  installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, (v) any gain recognition agreement to which the Company or any corporation acquired by the Company is a party under Section 367 of the Code (or any corresponding or similar provision of state, local or non-US Tax Law) entered into on or prior to the Closing Date, (vi) use of a method of accounting other than the accrual or, (vii) any deferred amount pursuant to Sections 451(c), 455, 456, or 460 of the Code or any corresponding provision of Applicable Law. .

(r) Neither the Company nor its Subsidiary has received any “taxation decision” (hachlatat misui) from the ITA, or any other technical advice memoranda or any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). There is no private letter ruling, “taxation decision”, or any agreement with any Tax authority to which the Company is party.

(s) The Company for itself and for its Subsidiary has provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiary are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(t) Each of the Company and its Subsidiary has in its possession official foreign government receipts (or other receipts customarily accepted by Tax Authorities) for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(u) Neither the Company nor its Subsidiary is, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of the Company or its Subsidiary to any Tax incentive.

(v) Neither the Company nor its Subsidiary owns any interest in any controlled foreign corporation (as defined under Section 75B of the Israeli Income Tax Ordinance).

(w) No payment to any Company Shareholder of any portion of the Aggregate Consideration payable pursuant to Section 1.4(a)(i) will result in compensation or other income to any Company Shareholder with respect to which Acquirer or the Company or its Subsidiary would be required to deduct or withhold any Taxes pursuant to U.S. Tax law.

(x) Schedule 2.12(x) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or its Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or its Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. The Company and its Subsidiary are under no obligation to gross up any Taxes under Section 409A of the Code.

(y) Except as set forth on Schedule  2.12(y) of the Company Disclosure Letter, to the Company’s and its Subsidiary’s knowledge, no independent contractor was or will be considered as an employee of the Company or its Subsidiary by an applicable Tax Authority.

(z) Except as set forth on Schedule 2.12(z) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or its Subsidiary that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Neither the Company nor its Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code. None of the Company’s employees or other Contingent Workers is a United States taxpayer.

2.13 Employee Benefit Plans and Employee Matters.

(a) Employee List. Schedule 2.13(a) of the Company Disclosure Letter contains a list of all Company Employees as of the Agreement Date, and correctly reflects for each such Company Employee: (i) name; (ii) date of hire; (iii) position; (iv) full-time or part-time status; (v) classification as either exempt or non-exempt for wage and hour purposes under any Applicable Law; (vi)  monthly base salary or hourly wage rate, as applicable; (vii) any visa or work permit status and the date of expiration, if applicable; (viii) employment location (country and state); for each Company Employee located outside of the United States, (i) whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law – 5723-1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary),; and (ii) any promises or commitments made to any of the Company Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits listed in Schedule 2.13(a) of the Company Disclosure Letter.

(b) The Company and its Subsidiary are and have been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, harassment, terms and conditions of employment, employee benefits, pay equity, pay transparency, restrictive covenants, worker classification (including the proper classification of workers as independent contractors and consultants. Other than as listed in Schedule 2.13(b) of the Company Disclosure Letter, (i) all Company Employees have signed an employment agreement substantially in the form delivered or made available to Acquirer with no deviations in any material respect; (ii) Company Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions (other than their salary and overtime payments); (iii) no Person has accepted an offer of employment made by the Company or its Subsidiary but has not yet commenced employment; (iv) there are no outstanding offers of employment made by the Company or its Subsidiary to any Persons; and (v) no officer, director or other key employee of the Company or its Subsidiary was terminated or dismissed in the twelve (12) months preceding to the Agreement Date nor, to the knowledge of the Company, has any officer, director or other key employee, or group of employees, expressed any plans to terminate his, her or its employment with the Company.

(c) Schedule 2.13(c) of the Company Disclosure Letter contains a list of all the Company’s current consultants, freelancers, independent contractors, or other agents who provide services to the Company and are classified by the Company as other than employees, or compensated other than through wages paid by the Company through the Company’s payroll (for the avoidance of any doubt, not including legal, financial or tax advisors who provide such advisory services through a corporate entity) (“Contingent Workers”) All such current Contingent Workers are properly classified as such and would not reasonably be expected to be reclassified by any Governmental Entity as employees of the Company or its Subsidiary, for any purpose whatsoever, and all such Person’s agreements contain provisions which state that no employer-employee relations exist between such Persons and the Company.

(d) The Company has no share option or share purchase or phantom share plans..

(e) Neither the Company nor its Subsidiary have received written notice of complaints, charges or claims against the Company or its Subsidiary and, to the knowledge of the Company, no such complaints, charges or claims are threatened in writing, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiary, of any individual.

(f)

(g) Neither the Company nor its Subsidiary is and has not at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract. Other than as listed in Schedule 2.13(g), the Company is not and no Company Employee benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel, and there are no labor organizations representing, and to the knowledge of the Company there are no labor organizations purporting to represent or seeking to represent any Company Employees.

(h)

(i) Except as set forth on Schedule 2.13(i), none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto could, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance (other than the payment of statutory severance pay or termination related benefits when it is required under Israeli Law), unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, director, or Contingent Worker, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Employee, director, or Contingent Worker, (iii) result in the acceleration of the time of payment, vesting or funding or delivery of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or its Subsidiary to any Person. No amount paid or payable by the Company or its Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or its Subsidiary by reason of Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(j) Without derogating from any of the above representations, the Company’s liability towards Israeli Company Employees regarding severance pay, accrued vacation and contributions to all Company Employee Plans with respect to Israeli employees are fully funded or if not required by any source to be funded are accrued on the Company’s financial statements as of the date of such financial statements. Except as set forth on Schedule 2.13(q), Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all current employees of the Company or its Subsidiary who reside in Israel based on their full salaries and from their commencement date of employment. Upon the termination of employment of Israeli Company Employees, the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with the Section 14 Arrangement. All amounts that the Company is legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Employee Plan or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Law have in either case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

2.14 Interested-Party Transactions. Except as set forth on Schedule 2.14, none of the officers and directors of the Company or its Subsidiary and, to the knowledge of the Company, none of the Company Shareholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or its Subsidiary (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly has personal interest in, any Contract to which the Company or its Subsidiary are a party or by which the Company or its Subsidiary or any of their respective assets are bound, except for bona fide compensation for services as an officer, director or employee thereof or related D&O insurance, indemnification and exemption agreements or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Shareholders under Applicable Law.

2.15 Insurance. The Company and its Subsidiary maintain the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire, cybersecurity and general liability insurance. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and all material claims made under such policies and bonds since inception. The Company has provided to Acquirer true, correct and complete copies of all material details of such policies of insurance and bonds issued at the request or for the benefit of the Company and its Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiary are otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, any of such policies or bonds.

2.16 Books and Records. The Company has provided to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company and its Subsidiary (other than any such document that does not exist or is not in the Company’s or its Subsidiary’s possession or subject to its control). There has not been any material violation of any of the provisions of the Charter Documents, including all amendments thereto, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company Shareholders or the Board.

2.17 Material Contracts.

(a) Schedule 2.17 of the Company Disclosure Letter set forth a list of each of the Contracts to which the Company or its Subsidiary is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”), including (as applicable):

(i) any Contract with a (A) Significant Customer/Distributor or (B) Significant Supplier;

(ii) any Contract providing for payments by or to the Company or its Subsidiary (or under which the Company or its Subsidiary has made or received such payments) in an aggregate annual amount of $25,000 or more;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third-parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or its Subsidiary of royalties to any other Person;

(v) any (i) separation agreement, (ii) severance agreement or (iii) other Contract, in each case of (i), (ii) and (iii), providing for the payment of compensation or benefits upon or in connection with this Agreement (other than the Employment Agreements, payments made under the Management Carve-out Plan or under this Agreement) with any current or former Employees or Contingent Workers under which the Company or its Subsidiary has any actual or potential Liability;

(vi) any Contract for or relating to the employment or service of any director, officer, or Company Shareholder of more than 5% of the total shares of Company Shares or any other type of Contract with any of the Company’s or the Company’s Subsidiary’s officers, or Company Shareholder of more than 5% of the total shares of Company Shares, as the case may be;

(vii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property or Company Data; (B) that limits or would limit the freedom of the Company or its Subsidiary or any of their respective successors or assigns or their respective Affiliates to (I) engage or participate with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to grant by the Company or its Subsidiary of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services; or (C) containing any “take or pay,” minimum commitments or similar provisions;

(viii) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or its Subsidiary or, in each case, the assets of the Company or its Subsidiary or otherwise seeking to influence or exercise control over the Company or its Subsidiary;

(ix) other than Contracts for Off-the-Shelf Software, all licenses, sublicenses and other Contracts to which the Company or its Subsidiary is a party and pursuant to which the Company or its Subsidiary acquired or is authorized to use any Third-Party Intellectual Property;

(x) any license, sublicense or other Contract to which the Company or its Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property, other than any Contract entered into in substantial conformance with the Company’s or its Subsidiary’s standard form of agreement, a copy of which has been provided to Acquirer;

(xi) any license, sublicense or other Contract pursuant to which the Company or its Subsidiary has agreed to any restriction on the right of the Company or its Subsidiary to use or enforce any Company-Owned Intellectual Property rights or pursuant to which the Company or its Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property rights;

(xii) any Contracts relating to the membership of, or participation by, the Company or its Subsidiary in, or the affiliation of the Company or its Subsidiary with, any industry standards group or association;

(xiii) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or its Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or its Subsidiary’s standard form of agreement, copies of which have been provided to Acquirer);

(xiv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or its Subsidiary in the ordinary course of business consistent with past practice;

(xv) any Contract to license or authorize any third party to manufacture, reproduce or license any of the Company Products or Company Intellectual Property;

(xvi) any settlement agreement with respect to any Legal Proceeding entered into since the incorporation of the Company, including any threatened Legal Proceeding threatened;

(xvii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;

(xviii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Shares or any other securities of the Company or its Subsidiary or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except as disclosed on Schedule 2.2(a) of the Company Disclosure Letter, other than Contracts providing for Equity Interests thereunder;

(xix) any Contract with any labor union or other labor organization or any collective bargaining agreement or similar Contract with its Employees or other person purporting to act as exclusive bargaining representative of any employees or Contingent Workers;

(xx) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxi) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxii) any Contract for capital expenditures in excess of $25,000 in the aggregate on an annual basis;

(xxiii) any Contract pursuant to which the Company or its Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(xxiv) any Contract pursuant to which the Company or its Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxv) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor or higher-tier government subcontractor (in their capacity as such), including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) All Material Contracts are in written form. Each of the Company and its Subsidiary has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Schedule 2.3 of the Company Disclosure Letter, there exists no material default or event of default or event, occurrence, condition or act, with respect to either the Company or its Subsidiary or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or its Subsidiary under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor its Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor its Subsidiary has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Acquirer.

(c) Without derogating from the foregoing, prior to the date of this Agreement, (i) the Company was determined as the winner of the Tender, and no third party contested or appealed such determination, and (ii) as a result of the foregoing, the Company is expected to enter a commercial agreement with the party commissioning the Tender for the sales of the Company Products, in form and substance satisfactory to Acquirer (the “Tender Agreement”), which, for the avoidance of doubt, shall be deemed as a “Material Contract” hereunder.

2.18 Real Estate.

(a) Schedule 2.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Leases and any guaranties with respect thereto to which the Company is bound, setting forth for each such Lease, the name of the landlord, the expiration date, the amount of the bank guarantee or security deposit paid by the Company for such Lease.

(b) The Company has provided to Acquirer a true and correct copy of each Lease and any guaranties with respect thereto, in each case, required to be listed in Schedule 2.18(a) of the Company Disclosure Letter. Each such Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally, and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the Company, nor, to the Company’s knowledge, the applicable landlord, sublandlord or licensor is in default under any Lease. No Lease has been cancelled, mutually terminated or to the Company’s knowledge, challenged in writing wholly or in part, and to the Company’s knowledge, such cancellation, termination or challenge has not been directly and overtly threatened neither for now nor the future and no side agreements have been made by the Company with respect to the properties subject to any Lease. The possession and quiet enjoyment by the Company of the premises which are the subject of each Lease has not been disturbed. The Company has not transferred or assigned any Lease or sublet or sub-sublet any portion of the property covered by any Leases. The Company has paid all rents, operating expenses and other additional charges in full to the extent such rents, operating expenses and charges are due and payable under each Lease.

(c) The Company does not own, and has never owned, any real property.

2.19 Accounts Receivable/Payable. Except as set forth in Schedule 2.19 of the Company Disclosure Letter, and subject to any reserves set forth therein, the accounts receivable and accounts payable shown on the Company Balance Sheet are valid and genuine, have arisen, or arose, solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practice in each case with persons other than Affiliates, are not subject to any prior assignment, Encumbrance or security interest. Such accounts receivable are collectible in accordance with their terms at their recorded amounts. Prior to the Closing, the Company and the Subsidiary have been paying their accounts payable in the ordinary course, consistent with past practice.

2.20 Broker Fee. Except as set forth in Schedule 2.20 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.21 Anti-Corruption Law.

(a) Neither the Company nor its Subsidiary nor, in each case, any of its Representatives (acting in their capacities as such) has, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage or (4) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) Other than as set forth on Schedule 2.21(b), the Company has maintained, and has caused its Subsidiary to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with Anti-Corruption Laws, and to ensure that all books and records of the Company and its Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets, payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, and has made available all of such documentation to Acquirer. Neither the Company nor the Subsidiary has made any false or fictitious entries in the books and records of the Company and its Subsidiary relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, or has established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor its Subsidiary nor, in each case, any of its Representatives (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.22 Environmental, Health and Safety Matters.

(a) Each of the Company and its Subsidiary is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or tangible assets or properties. There are no pending, or to the knowledge of the Company or its Subsidiary, any threatened allegations by any Person that the properties or tangible assets of the Company or its Subsidiary are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor its Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or its Subsidiary with respect to Environmental, Health and Safety Requirements.

(b) The Company have all material licenses, permits, certificates, approvals, registrations, franchises, variances, exemptions, orders and other governmental authorizations, consents, approvals and clearances of, and have submitted all required notices to, any Governmental Entity necessary for the Company to own, lease and operate its properties or other assets and to carry on its respective business as presently conducted, with respect to the development, manufacture, distribution, use, generation, treatment, storage, transport, handling or recycling of the Company’s products or any component thereof (the “Environmental Permits”), and all such Environmental Permits are valid, and in full force and effect. The Company have fulfilled and performed in all material respects their respective obligations under each Environmental Permit, and no event has occurred that constitutes or, after written notice or lapse of time or both, would constitute a material breach or default under any Environmental Permit or that permits or, after written notice or lapse of time or both, would result in revocation or termination of any Environmental Permit, or that might adversely affect in any material respect the rights of the Company under any Environmental Permit.

2.23 Export Control Laws. Each of the Company and its Subsidiary has at all times been in compliance with and conducted its export transactions in accordance with, all applicable Israeli import/export control laws and Israeli Laws which restrict or prohibit the carrying on of business with individuals, corporations or countries, and other Israeli Laws regulating the development, commercialization, transfer, provision, import or export of technology or services, including without limitation, the Israeli Control of Products and Services Order (Engagement in Encryption), 1974, as amended, the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974 (the “Encryption Order”), the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, the Israeli Trading with the Enemy Ordinance, 1939, as amended, and any regulations and orders promulgated under or related to any of the foregoing, as well as with U.S. export, reexport, transfer (in-country), import, anti-boycott, economic and trade sanctions laws, regulations, statutes, and orders, including the Export Control Reform Act and Export Administration Regulations (EAR), the Arms Export Control Act and International Traffic in Arms Regulations (ITAR), and the economic and trade sanctions regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and all other Applicable Laws, regulations, statutes, and orders in other countries in which the Company or its Subsidiary conducts business (collectively, “Trade Laws”). Without limiting the foregoing: (i) each of the Company and its Subsidiary has obtained, or is otherwise qualified to rely upon, and has at all times been in compliance with, all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals, wherever located (collectively, “Trade Approvals”), (ii) there are no pending or, to the knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosures or other claims against the Company or its Subsidiary, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any future claims, with respect to Trade Laws or Trade Approvals and (iii) no Trade Approvals for the transfer of export or import licenses to Acquirer, its Affiliates or the Company are required, except for such Trade Approvals can be obtained expeditiously without material cost. Schedule 2.23 of the of the Company Disclosure Letter identified each Trade Approvals received by the Company, to include any licenses, registrations or filings with the U.S. Directorate of Defense Trade Controls (DDTC), the Committee on Foreign Investment in the U.S. (CFIUS), the Israeli Defense Export Control Agency (DECA), the Israeli Ministry of Defense (IMOD), or similar entities. The Company does not use or develop, or engage in, encryption technology, technology with military applications, or other technology in a manner that is restricted under Israeli Law, and no Company business and/or operation requires the Company to obtain a license from the IMOD or Israeli Ministry of Economy or an authorized body thereof, including without limitation pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended, the Law of Regulation of Security Exports, 5767-2007, or under any other legislation regulating the development, commercialization or export of technology under any Applicable Law. The Company has not developed any of its own encryption means and the Company’s or the Subsidiary’s products, services or technology do not contain any encryption means developed by the Company.

2.24 Customers and Distributors. The Company and its Subsidiary do not have any outstanding material disputes concerning any Company Products with any customer or distributor who, since the incorporation of the Company, was one of ten (10) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer/Distributor”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer/Distributor with respect to any Company Products. Each Significant Customer/Distributor is listed on Schedule 2.24 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Customer/Distributor that such Significant Customer/Distributor shall not continue as a customer of the Company and/or its Subsidiary, as applicable (or Acquirer) after the Closing or that such Significant Customer/Distributor intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable (or Acquirer). Neither the Company nor its Subsidiary has had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company and/or its Subsidiary, as applicable.

2.25 Suppliers. The Company and its Subsidiary do not have any outstanding material disputes concerning products and/or services provided by any supplier who, since the incorporation of the Company, was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiary, based on the aggregate amounts paid or payable with respect to such periods or (ii) material to the operation of the Business (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company or its Subsidiary with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or its Subsidiary. Each Significant Supplier is listed on Schedule 2.25 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or its Subsidiary, as applicable (or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable (or Acquirer). The Company and its Subsidiary have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company or its Subsidiary, as applicable, will not continue to have such access on commercially reasonable terms.

2.26 Accuracy of Information; Disclosure. Neither this Agreement nor any schedule, statement, or certificate furnished by or on behalf of the Company or any Company Shareholder to Acquirer in connection with this Agreement or any of the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

Article III
Representations and Warranties of the Company Shareholders

Each Company Shareholder, severally and not jointly with the other Company Shareholders, represents and warrants to Acquirer in respect of itself, as follows:

3.1 Organization, Power and Capacity. If such Company Shareholder is not a natural Person, such Company Shareholder represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such concept applies in such jurisdiction) and possesses all requisite corporate power and authority to carry out the Transactions that are required to be carried out by such Company Shareholder. If such Company Shareholder is a natural Person, such Company Shareholder possesses all requisite capacity necessary to carry out the Transactions that are required to be carried out by such Company Shareholder.

3.2 Enforceability; Non-Contravention.

(a) This Agreement has been duly executed and delivered by such Company Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Shareholder enforceable against such Company Shareholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by such Company Shareholder of this Agreement, or its otherwise being bound by it, does not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any Encumbrance upon the Company Shares or Company Options pursuant to (i) any Contract or Order to which the Company Shareholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Shareholder’s ability to consummate the Share Purchase or to perform its obligations under this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by such Company Shareholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

3.3 Title to Securities. Such Company Shareholder owns of record and beneficially the Company Shares and/or Company Options as set forth opposite their name on Schedule 2.2(a) of the Company Disclosure Letter, and has good and valid title to such Company Shares and/or Company Options, free and clear of all Encumbrances (except for those set forth in the Charter Documents) and, at Closing, shall deliver to Acquirer good and valid title to such Company Shares and Company Options, free and clear of all Encumbrances and Taxes. Such Company Shareholder does not own, and does not have the right to acquire, directly or indirectly, any other Company Shares and/or Company Options, except as set forth in Schedule 2.2(a) of the Company Disclosure Letter. Such Company Shareholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Shareholder to sell, transfer, or otherwise dispose of any Company Shares and/or Company Options (other than this Agreement). Such Company Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except for proxies granted by holders of Equity Interests granted under the Company Option Plan or as set forth on the Company Disclosure Letter.

3.4 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of such Company Shareholder, threatened against such Company Shareholder that seek to restrain or enjoin the consummation of the Transactions.

3.5 Solvency. Such Company Shareholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Shareholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by such Company Shareholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Shareholder.

3.6 Broker Fee. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from such Company Shareholder in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.7 Withholding Information. All information provided, or to be provided, to Acquirer, the Paying Agent or to the ITA, by or on behalf of any Company Shareholder for purposes of enabling Acquirer, the Paying Agent or the ITA to determine the amount of Tax to be deducted and withheld, if any, from the consideration payable to such Company Shareholder pursuant to this Agreement and for the ITA to issue a Valid Tax Certificate is and will be fully true, correct and complete when provided and provides full disclosure of all the relevant facts relating to such Company Shareholder.

3.8 Investor Questionnaires. The Investor Questionnaire provided to Acquirer by such Company Shareholder and all information contained therein is fully true, correct and complete including without limitation the following:

(a) Such Person is receiving Acquirer Common Stock for investment solely for such Person’s own account and not with a view to or for sale in connection with any distribution thereof in violation of any Applicable Law, including without limitation, any federal securities laws, state securities laws or this Agreement.

(b) At the time such Person was offered the Acquirer Common Stock, such Person had, and as of the date hereof, has, such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the acquisition of Acquirer Common Stock, and in each case has consulted with counsel and other advisors prior to entering into this Agreement.

(c) Such Person has had an opportunity to ask questions and receive answers concerning the capitalization of Acquirer, the terms of this Agreement and the financial condition and operations of Acquirer and its subsidiaries.

(d) Such Person shall confirm whether such Person is either an Accredited Investor or is not a U.S. Person (as defined in Regulation S. under the Securities Act).

(e) Such Person understands that that the issuance of Acquirer Common Stock has not been registered under the Securities Act and as a result must be held indefinitely unless the resale thereof is registered under the Securities Act or an exemption from such registration is available but that the Acquirer Common Stock shall be registered for resale in accordance with the Registration Rights Agreement.

3.9 Accuracy of Information; Disclosure. Neither this Agreement nor any schedule, statement, or certificate furnished by or on behalf of such Company Shareholder to Acquirer in connection with this Agreement or any of the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

Article IV
Representations and Warranties of Acquirer

Acquirer represents and warrants to the Company as follows:

4.1 Organization and Standing. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Acquirer is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2 Authority; Non-Contravention. Acquirer has all requisite corporate power and authority to enter into this Agreement and any other Transaction Document to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by Acquirer and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer, and no other corporate proceedings on the part of Acquirer are necessary for it to authorize this Agreement or to consummate the Transactions and the other transactions contemplated hereby. This Agreement and the other Transaction Documents have been duly executed and delivered by Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer, enforceable against Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 Consents and Approvals; No Violations. Except as set forth on Schedule 4.3, the execution and delivery by Acquirer of this Agreement and each other instrument to be executed and delivered by it hereunder, the performance by Acquirer of its obligations hereunder and thereunder and the consummation by Acquirer of the transactions contemplated hereby and thereby, do not and will not, with or without the giving of notice or the lapse of time or both (i) violate, conflict with or result in a breach of or default by the Acquirer under any provision of its organizational documents or of any Contract to which Acquirer is a party or by which it or any of its assets or properties, are bound, (ii) require Acquirer to obtain any consent, approval or action of, make any filing with, or give any notice to, any Person, including any consent, license, permit, grant or other authorization of any Governmental Entity, other than (i) the filings required pursuant to this Agreement; (ii) the filing with the SEC of a Current Report on Form 8-K, (iii) the application(s) to the NASDAQ for the listing of the Base Stock Consideration Payment and the Earn-Out Stock Consideration for trading thereon in the time and manner required thereby, (iv) obtaining the approval of the Acquirer’s stockholders for an amendment to the Acquirer’s charter for purposes of increasing the authorized amount of Acquirer Common Stock (the “Acquirer Stockholder Approval”), and (v) the filing with the SEC of a Prosupp in accordance with the Registration Rights Agreement, provided, however, that the foregoing subsections (iv) and (v) shall not derogate in any manner from Acquirer’s obligation to make payments by way of Substitute Cash Consideration hereunder if and to the extent applicable in the event that any payment by way of Base Stock Consideration Payment or Earn-Out Stock Consideration is unavailable or that the Acquirer Shares issued under any such Base Stock Consideration Payment or Earn-Out Payment are not Tradeable, (vi) to Acquirer’s knowledge, contravene any law or judgment applicable to Acquirer or any of Acquirer’s assets or properties, or (iv) violate, conflict with, result in a breach of or default by Acquirer (or give rise to any right of termination, cancellation, payment or acceleration) under any provision of any Contract to which Acquirer is a party or by which it or any of Acquirer’s assets or properties, are bound.

4.4 Issuance of the Base Stock Consideration and Earn-Out Stock Consideration; Registration. The Base Stock Consideration Payment and Earn-Out Stock Consideration due and issued on each of the Closing Date, the Second Payment Date and on each date on which any Earn-Out Payment is payable, if applicable, will be duly authorized, validly issued, fully paid and nonassessable, and a Prosupp shall be filed concurrently with such issuances in accordance with the Registration Rights Agreement. Such Acquirer Common Stock, if and when issued, in reliance upon a Prosupp filed concurrently with such issuance, will be free from any pre-emptive rights or other restrictions on transfer (including any restriction against pledging or hedging transactions) other than those imposed under this Agreement, applicable federal and state securities laws and any liens or encumbrances imposed on all shareholders of Acquirer . Assuming the accuracy of the representations of the Company Shareholder in Article 3 of this Agreement, the Acquirer Common Stock will be issued in compliance with all applicable federal and state securities laws.

4.5 Listing and Maintenance Requirements. Acquirer is in compliance with the provisions of the rules and regulations promulgated by NASDAQ and/or any other Trading Market and has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements. There are no proceedings pending or threatened against Acquirer relating to the continued listing of the Acquirer Common Stock on NASDAQ, and Acquirer has not received any notice of, nor is there any reasonable basis for, the delisting of the Acquirer Common Stock from NASDAQ.

4.6 Litigation. There is no (a) private or governmental proceeding, suit or litigation pending or, to the Acquirer’s knowledge, threatened against the Acquirer or its Affiliates, or the transactions contemplated hereby, and (b) to the Acquirer’s knowledge, governmental inquiry or investigation pending or threatened against the Acquirer or its Affiliates, in each case, with respect to the execution, delivery or performance of this Agreement or the transactions contemplated hereby or any other agreement entered into by Acquirer in connection with the transactions contemplated hereby.

4.7 Broker Fee. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from Acquirer in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

4.8 Disclaimer of Other Representations and Warranties.

(a) Acquirer has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective purchase of the Company Shares, and has so evaluated the merits and risks of such purchase. Acquirer is able to bear the economic risk of the purchase of the Company Shares contemplated under this Agreement.

(b) Nothing in this Section 4.8 shall derogate from the representations and warranties of the Company and the Company Shareholder contained in Articles II and III hereof (or the obligation to indemnify the Acquirer Indemnified Person for breach of such representations and warranties pursuant to Article IX or any other Transaction Document) or the ability of Acquirer to rely on such warranties and representations or to recover Losses in respect of such representations and warranties pursuant to Section 9.

Article V
RESERVED

Article VI
Additional Agreements

6.1 No Transactional Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company, its Subsidiaries and each of the Company Shareholder, will, and none of the Company, its Subsidiaries and each such Company Shareholder will authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, seek, initiate, encourage, entertain, respond to, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) disclose to any person any non-public information relating to the Company in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Shareholders. Each of the Company, its Subsidiaries and Company Shareholder will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than the Company, the Acquirer and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or its Subsidiary previously provided to such Person in connection with an Acquisition Proposal.

(b) The Company and each Company Shareholder shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by it (or, to the knowledge of it, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, or (iii) any other written notice that any Person is considering making an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The sender of such notice shall keep Acquirer reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.2 No Public Disclosure. Each Party hereto will not disclose to any Person the existence of this Agreement and the consummation of the transactions contemplated hereunder, except a joint coordinated disclosure to the party commissioning the Tender and Operator to the extent required (who shall be informed of the confidential nature of such disclosure), and any and all press releases and other widely-disseminated public disclosure by a Party hereto concerning the existence or terms of this Agreement or the transactions contemplated hereby from and after the date hereof will be subject to prior coordination with, review by and approval of the other parties; except for (i) permitted disclosure to any of the Parties’ advisors and consultants on a need to know basis (such as accountants and legal counsels), (ii) to the extent a Party is required to make an announcement pursuant to any Applicable Law or stock exchange rule or court order, or (iii) to competent court, in order to enforce the provisions of this Agreement and/or any of the related and ancillary documents hereto; provided that in connection with (ii) and (iii), the disclosing party provides the other party, to the extent legally allowed to do so, a copy of such proposed disclosure and provides the other Party a reasonable period of time to review and provide comments to such disclosure. The provisions of this Section 6.2 shall survive the termination of this Agreement or the Closing as applicable.

6.3 Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Share Purchase and the other Transactions.

6.4 Reserved.

6.5 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with this Section 6.5, a spreadsheet (certified by the Company’s Chief Executive Officer) (the “Spreadsheet”) in form and substance similar to Schedule 6.5 and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein and in this Agreement), as of immediately prior to the Closing:

(a) the names of all Company Shareholders and their respective e-mail addresses and country and state of residence;

(b) the number, class and series of Company Shares held by such Persons and, in the case of outstanding shares, the respective certificate numbers;

(c) the calculation of each portion of the Aggregate Consideration (excluding the Earnout Payments to the extent payable) and the allocation thereof between all Company Shareholders, and the Pro Rata Share of each Company Shareholder;

(d) the calculation of (i) the Company Net Working Capital (including: (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Financial Reports, (B) an itemized list of each element of the Company’s consolidated current assets and (C) an itemized list of each element of the Company’s consolidated total current liabilities), (ii) Company Cash, (iii) any Transaction Expenses and the Person to whom such Transaction Expense is owed, (iv) an itemized list of each item of Company Debt and the Person to whom such Company Debt is owed, and (v) the Closing Net Working Capital Adjustment;

(e) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

6.6 Tax Matters.

(a) Tax Returns.

(i) Reserved.

(ii) Acquirer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (taking into account all extensions properly obtained) after the Closing Date for any Pre-Closing Tax Period or Straddle Period (“Acquirer Prepared Return”). Each Acquirer Prepared Return shall be submitted to the Shareholders’ Agent for the Shareholders’ Agent’s review and comment, in the case of an income Tax Return, at least ten (10) days prior to the due date thereof (taking into account all extensions properly obtained) and in the case of a non-income Tax Return, as soon as is reasonably practicable prior to the due date thereof (taking into account all extensions properly obtained). Acquirer shall consider in good faith any reasonable comments made by the Shareholders’ Agent in such Acquirer Prepared Return prior to filing. Without duplication, and to the extent that sufficient accrual for such Pre-Closing Tax amounts were not set aside by the Company or the Subsidiaries and not taken into account in calculating the Company Debt, the Company Shareholder shall pay to the Company, or cause to be paid, all Pre-Closing Tax amounts due with respect to such Tax Returns in accordance with the provisions of Articles 9.

(iii) Tax Contests. Each party shall notify each other after acquiring knowledge of any inquiry, claim, audit, assessment, proceeding or similar event with respect to any Taxes of the Company or its Subsidiaries for a Pre-Closing Tax Period (any such inquiry, claim, audit, assessment, proceeding or similar event, a “Tax Contest”). Any failure to so notify the Shareholders’ Agent or the Company Shareholders of any Tax Contest shall not relieve the Company Shareholders of any liability with respect to such Tax Contest except to the extent that such failure shall have materially prejudiced the defense of such Tax Contest. Acquirer shall control any Tax Contest and defend such Tax Contest in good faith as if it were the only party in interest; provided, however, that, with respect to any Tax Contest that would reasonably be expected to result in Pre-Closing Taxes for which the Company Shareholders are liable, (i) Acquirer shall keep the Shareholders’ Agent reasonably informed of the progress of such Tax Contest, (ii) Acquirer shall provide the Shareholders’ Agent the opportunity to participate and be involved in the defense of such Tax Contest at the Company Shareholders’ expense; and (iii) Acquirer shall not settle or compromise such Tax Contest without the Shareholders’ Agent prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. In the event of any conflict between this Section 6.6(a)(iii) and Section 9.9, this Section 6.6(a)(iii) shall control.

(f) Tax Cooperation. Each of Acquirer, the Shareholders’ Agent and the Company Shareholders, and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and its Subsidiaries, the Shareholders’ Agent and the Company Shareholders agree to retain all material books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(g) Intended Tax Treatment. The parties intend that the Share Purchase be a Taxable transaction for U.S. federal income Tax purposes, including with respect to the Aggregate Consideration and the Escrow Amount and will so treat the Share Purchase unless otherwise required by a determination within the meaning of Section 1313 of the Code. Notwithstanding the foregoing, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Transactions.

(h) Straddle Period Apportionment. In the case of any Taxes of the Company or its Subsidiaries that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date (and for such purpose, the taxable period of any partnership, other pass through entity or any non-U.S. entity owned by the Company shall be deemed to terminate at such time). Any credits or deductions relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account on a basis consistent with the assumption in clauses (i) and (ii) above.

(i) Post-Closing Actions. Acquirer and its Affiliates (including on or after the Closing Date, the Company and its Subsidiaries) shall not, without prior consultation with the Shareholders’ Agent, (i) make, revoke, or change any Tax election or Tax accounting method or practice, (ii) file, re-file, amend or otherwise modify any Tax Return or (iii) enter into any closing agreement, initiate any voluntary disclosure process or similar process with any Governmental Entity, surrender any right to claim a refund of Taxes, or extend or waive the limitation period applicable to any Tax proceeding, in each case with respect to, or that has (or could reasonably be expected to have) a retroactive effect with respect to the Company and/or its Subsidiaries that relates to a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with Section 6.6(e)).

6.7 Reserved.

6.8 Director Resignations. At the Closing, the Company shall cause each director of the Company or its Subsidiary, except for the directors listed on Schedule 6.8, to execute and deliver a Company D&O Resignation Letter or Subsidiary D&O Resignation Letter, effectuating his or her resignation from such position as a member of the board of directors (although not as an employee) effective as of the Closing.

6.9 Reserved.

6.10 Restrictive Covenants. Without derogating from, and in addition to, and without derogating from, any undertaking under the Retention and Consulting Agreements or any other existing Contract, each of the Company Shareholder undertakes and agrees towards the Company and the Acquirer, effective commencing as of the Closing, as follows:

(a) Confidentiality. To keep secret and to treat with confidentiality the Confidential Information and not to disclose any Confidential Information to any person or entity whatsoever or to use any Confidential Information for any purpose whatsoever, except for the benefit of the Company and only in performance of their duties on behalf of the Company (if applicable), provided however, that in the event that any of the Company Shareholder shall be legally required (by formal questioning by any Governmental Entity, or, in the written opinion of his/her/its legal counsel, by Applicable Law) to disclose any Confidential Information, such Shareholder shall immediately notify Acquirer and the Company (to the extent legally allowed to do so) of such request or requirement prior to disclosure so that Acquirer or the Company may seek an appropriate protective order with the reasonable assistance of such Shareholder. If such order is not timely obtained, only such portion of the Confidential Information as specifically required shall be disclosed.

(b) Non-Compete. Each of the Company Shareholders undertakes that during the period commencing on the Closing Date and ending upon the 4th anniversary of the Closing Date (“Restricted Period”), such Company Shareholder will not, and will cause its Affiliates not to, compete in the Company Business anywhere in the world. For the purposes of this Agreement, the term “compete” shall mean engaging or having any interest, directly or indirectly through any Affiliate, partnership, joint venture or agent (other than Acquirer or the Company), for its own account or as an owner, shareholder, operator, manager, employee, officer, director, partner, venture partner, investor, advisor, consultant or similar capacity of or to any Person. A holding of not more than 2% of the shares of a public company without having any active role in such company, shall not constitute a breach of the non-compete obligations herein.

(c) Non-Solicitation. During the period commencing on the date hereof and ending upon expiration of the Restricted Period, each of the Company Shareholders covenants and agrees not to (and cause its Affiliates not to): (i) solicit, seek to employ or seek to retain the services of any Person who is at that time or was within the previous twelve (12) months providing services to the Company, as an employee, consultant or contractor, or employee of such a consultant or contractor, except as listed on Schedule 6.10 (c) (any such Person, a “Subject Person”), (ii) persuade, induce or attempt to persuade or induce any Subject Person to leave his/her employment or to refrain from providing services to such party or (iii) cause or authorize any Person to do any of the foregoing.

(d) Non-Disparagement & Non-Interfere. Each of the Company Shareholders will not, and will cause such Company Shareholders’ respective Affiliates not to, directly or indirectly, make or publish any statement or communication which is false or disparaging with respect to Acquirer, the Company, their respective Affiliates or any direct or indirect shareholders, officers, directors, members, managers, employees or agents. Such Company Shareholder further agree that during the Restricted Period not to, and cause such Company Shareholder’s Affiliates not to, directly or indirectly, induce, or attempt to induce, any consultant, contractor, sub-contractor, customer, client, distributor, supplier, vendor, manufacturer, representative, agent, venturer, co-venturer or other Person transacting business with the Company to reduce or cease doing business with the Company, or in any way to interfere with the relationship between any such Person, on the one hand, and the Company, on the other hand.

(e) Enforcement. The Parties intend that the provisions of this Section 6.10 be enforced to the fullest extent permissible under Applicable Law in each jurisdiction where enforcement may be sought, and that the unenforceability of any provision shall not impair the remainder of this Section 6.10. If any court determines that the restrictions are unreasonable, the Parties agree that such court may substitute the maximum reasonable period, scope or geographic area and revise the restrictions to cover the maximum extent permitted by law. Each of the Company Shareholders acknowledges that these restrictive covenants, including their duration, are necessary to protect the proprietary interests and legitimate business interests of the other Parties, and that the Aggregate Consideration payable to such Company Shareholder hereunder constitutes also consideration for the Company Shareholder’s obligations under this Section 6.10. The covenants and obligations of the Company Shareholders set forth in this Section 6.10 shall be construed as independent of any other provision herein and of any other agreement or arrangement among the Parties and the existence of any claim or cause of action by any Party against any other Party or any of their Affiliates, whether based on another provision of this Agreement or a separate agreement, shall not constitute a defense to the enforcement of such covenants or obligations against such Party.

6.11 Prosupp Information. The Company and the Company Shareholders shall furnish all information as may be reasonably requested by the Acquirer in connection with the preparation, filing and distribution of each Prosupp. Such information supplied or to be supplied by the Company or any Company Shareholders for inclusion in a Prosupp: (i) will comply as to form in all material respects with the provisions of Form S-3 and Rule 424(b)(7) under the Securities Act and (ii) not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading as of the date of the Prosupp and/or the date of any additional supplement thereto.

6.12 Reserved

6.13 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, which Acquirer shall disclose on a Current Report on Form 8-K on or prior to the Closing Date, Acquirer covenants and agrees that neither it, nor any Person acting on its behalf, shall provide any Company Shareholder or such Company’s Shareholder’s agents or counsel with any information that constitutes, or Acquirer reasonably believes constitutes, material non-public information with respect to Acquirer, unless prior thereto such Company Shareholder shall have consented to the receipt of such information and agreed in writing with Acquirer to keep such information confidential. Acquirer understands that each Company Shareholder shall be relying on the foregoing covenant in effecting transactions in securities of Acquirer. If Acquirer delivers any material, non-public information to a Company Shareholder without such Company Shareholder’s consent, then Acquirer shall promptly file such information with the SEC pursuant to a Current Report on Form 8-K.

Article VII
Reserved.

Article VIII
Reserved

Article IX
Indemnification

9.1 Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the Closing, the Indemnifying Parties shall severally but not jointly, in proportion to each such Indemnifying Party’s Pro Rata Share (except that (1) any claims from the Escrow Account may be made on a several and joint basis; and (2) with respect to any breach of any representations, warranty or covenants of, or fraud by, any individual Indemnifying Party, as provided and to the extent included in the following clauses (i), (ii) and (ix), such Indemnifying Party shall severally be liable for the entire indemnification amount resulting from the breach by such Indemnifying Party), indemnify and hold harmless Acquirer, the Company and their respective officers, directors, agents and employees, and each Person, if any, who controls Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, damages, claims, fees, Taxes, interest, consequential damages to the extent they were reasonably foreseeable, punitive damages to the extent actually awarded to a third party, out-of-pocket costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Company or by such Indemnifying Party in this Agreement or in the Company Disclosure Letter (including any exhibit to or schedule thereof) or in any certificate required to be delivered by the Company to Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the Closing Date (if such date is later than the Agreement Date) as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company or such Indemnifying Party herein or in any other agreements contemplated by the Transaction Documents, which is not cured (to the extent curable) within fifteen (15) Business Days after receipt by the breaching party of written notice of the breach;

(iii) any inaccuracies in the Spreadsheet;

(iv) any claims or threatened claims by (A) any current or former holder or alleged current or former holder of any Equity Interests of the Company or its Subsidiaries (in each case, including any predecessors thereof), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Aggregate Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company or its Subsidiaries (in each case, including any predecessors thereof) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests with respect to participation in such plan;

(v) any matter that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(vi) disregarding any disclosures in the Company Disclosure Letter, any Pre-Closing Taxes to the extent not taken into account in calculating the Company Debt, including for the avoidance of doubt and without duplication any Tax withholding and VAT imposed in connection with (i) any Company Shares, (ii) any loans made between the Company, its Shareholders and / or any of its Subsidiaries, and (iii) any capital contribution made by the Company to any of its Subsidiaries;

(vii) any Company Debt or Transaction Expenses of the Acquired Companies, to the extent any such item was not taken into account in the calculation of the Final Adjustment;

(viii) any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Party;

(ix) any Liability pursuant to indemnification undertakings granted by the Company and/or its Subsidiaries to directors or officers of the Company and its Subsidiaries in connection with the period prior to the Closing Date;

(x) claims by or purportedly on behalf of a Company Shareholder related to or in connection with the invalidity of the signing/execution of this Agreement;

(xi) any claim or threatened claim by any Company Shareholder to any alleged action or failure to act on its behalf by the Shareholders’ Agent;

(xii) any claim or right asserted by any Person that is not an Indemnified Person relating to any breach or alleged breach or any other matter referred to in any of clauses of Section 9.1(a) above; and

(xiii) any claim commenced or right asserted by any Indemnified Person for the purpose of enforcing any of its rights under this Article IX, to the extent successful.

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.2 Indemnification by Acquirer.

(a) Subject to the other terms and conditions of this Article IX, from and after the Closing, Acquirer shall indemnify and hold harmless each of the Company Shareholders and their respective Affiliates (collectively, the “Shareholder Indemnified Person”) from and against, and shall compensate and reimburse each Shareholder Indemnified Person for, any and all Indemnifiable Damages, arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Acquirer in this Agreement (including any exhibit to or schedule thereof) or in any certificate required to be delivered by Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates); and

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by Acquirer herein or in any other agreements contemplated by the Transaction Documents.

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Recovery from the Escrow Account shall constitute the sole and exclusive remedy for the indemnity obligations of each Indemnifying Party under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i) of Section 9.1(a), except:

(i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Party, or

(ii) any failure of any of the representations and warranties made by:

(1) the Company in Section 2.1 (Organization, Standing, Power and Subsidiary), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-Contravention), Section 2.4 (Financial Statements; No Undisclosed Liabilities); Section 2.9 (Title to, Condition and Sufficiency of the Assets; Real Property), Section 2.10 (Intellectual Property), Section 2.12 (Taxes) or Section 2.20 (Broker Fees) (collectively, the “Company Special Representations”) to be true and correct; or

(2) the Company Shareholders representations contained in Section 3.1 (Organization, Power and Capacity), Section 3.2 (Enforceability; Non-Contravention) Section 3.3 (Title to Shares) and Section 3.6 (Broker Fee) (the “Shareholders Special Representations” and (1) and (2) collectively, the “Special Representations”) to be true and correct.

(b) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with (x) the failure of any of the Special Representations to be true and correct as aforesaid, and (y) the matters listed in Section 9.1(a) other than clause 9.1(a)(i) ((x) and (y) collectively, “Special Claims”), Acquirer shall be entitled to seek recovery (i) from the Escrow Account, and (ii) at Acquirer’s discretion or to the extent the Escrow Account (or, with respect to claims against a specific Indemnifying Party, such Indemnifying Party’s portion of the Escrow Account) has been exhausted or the Escrow Release Date has passed, from each relevant Indemnifying Party for the amount of any Indemnifiable Damages resulting therefrom, subject to the limitations set forth under Section 9.3(c) below.

(c) Except as otherwise provided in this Agreement, the total Liability recovered from an Indemnifying Party in respect of the indemnification obligations contained in Section 9.1(a) (except for Section 9.1(a)(i)) shall not exceed the Aggregate Consideration actually paid by Acquirer to such Indemnifying Party, except in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of (i) the Company, of which such an Indemnifying Party had actual knowledge, or (ii) such Indemnifying Party (the “Maximum Threshold”). The aggregate amount of all Indemnifiable Damages for which Acquirer may be liable for pursuant to Section 9.2 shall not exceed the Aggregate Consideration actually paid by Acquirer.

(d) Notwithstanding anything to the contrary contained herein, (i) no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Company or any other Indemnified Person (based upon such Indemnifying Party’s position as an officer, director, employee or agent of the Company) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.1(a), (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (ii) of Section 9.1(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance. If an Indemnified Person’s claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIX; provided that in no event shall any party be indemnified under different provisions of this Agreement more than once.

(e) Except for Special Claims, claims that involve fraud, intentional misrepresentation or willful misconduct and without derogating from any Indemnified Person’s entitlement to seek any equitable remedy, including a preliminary or permanent injunction or specific performance, the Indemnifying Parties shall not be liable for any Indemnifiable Damages pursuant to clause (i) of Section 9.2 for breaches of Company representations and warranties, until the aggregate amount of all Indemnifiable Damages paid, incurred, sustained or accrued exceeds US$100,000 (the “Basket”); provided, however, that if such aggregate amount exceeds the applicable Basket, then the Indemnified Persons shall be entitled to indemnification for the entire amount of all such Indemnifiable Damages (including the Basket amount). Acquirer shall not be liable to the Shareholder Indemnitees for indemnification until the aggregate amount of all Losses in respect of indemnification under 9.2(a) exceeds the Basket, in which event Acquirer shall be required to pay or be liable for all such Losses from the first dollar.

(f) Each Indemnified Person shall use commercially reasonable efforts to mitigate any Indemnifiable Damages for which recovery may be sought hereunder, in accordance with the provisions of Applicable Law. All Indemnifiable Damages shall be calculated net of the amount of any recoveries actually received by an Indemnified Person or Shareholder Indemnified Person, as applicable, under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by such Indemnified Person or Shareholder Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person or Shareholder Indemnified Person; provided that no Indemnified Person or Shareholder Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.

9.4 Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (i) for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clause (i) of Section 9.1(a) (other than with respect to Special Claims) shall commence at the Closing and terminate on the Escrow Release Date, and for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including, Special Claims shall commence at the Closing and terminate at 11:59 p.m. Eastern Standard Time on the date that is 60 days following expiration of the applicable statute of limitations period (the “Maximum Liability Period”). Notwithstanding anything to the contrary contained herein, such portion of the Escrow Account as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Account until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud, intentional misrepresentation or willful misconduct shall not be limited. In addition, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered by Acquirer to the Shareholders’ Agent on or prior to the applicable survival period for such claim shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or the Company Shareholders. The representations and warranties made by the Acquirer contained herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect until the first year anniversary of the Closing Date (or the first year anniversary of each Earn-Out Period in relation to the Earn-Out Stock Consideration payable for such Earn-Out Period). All covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing (or by their nature are to be performed after the Closing) in which case they shall survive until the expiry of the Maximum Liability Period; provided, that no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.5 Set Off Rights. Acquirer may, but shall not be obligated to, set off any amounts to which the Indemnified Parties are entitled to indemnification pursuant to this Article IX after the Closing, against any payment that becomes payable in connection with this Agreement, applying such amounts in satisfaction, to the extent of such amount, of such owed amounts, at Acquirer’s discretion, and without limiting any other rights or remedies of Acquirer hereunder and under applicable Law. Any set off rights exercised against Acquirer Common Stock shall be calculated based on the Acquirer Common Stock Exchange PPS on the date on which the applicable Claim Certificate was submitted., provided, however, that if Acquirer shall not file a claim in accordance with the provisions of Section 10.10 below within ninety (90) days from the consummation of any set-off, Acquirer’s right to set off shall cease with respect to such amount.

9.6 Claims.

(a) From time to time during the Claims Period, Acquirer may deliver to the Shareholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages, if known, or an estimate thereof (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related and the basis for indemnity (by reference to the specific misrepresentation, breach of warranty, covenant or claim to which such item is related), including any supporting documentation giving rise to the claim reasonably requested by the Shareholders’ Agent pursuant to Section 9.4(c)).

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claim Certificate. All claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of the applicable Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Indemnifying Parties are materially prejudiced thereby.

(c) The Indemnified Persons shall afford the Shareholders’ Agent and its designated representatives and advisors, upon the Shareholders’ Agent’s written request, such additional information, documents and material, as well as reasonable assistance at the Shareholders’ Agent cost, as are reasonably necessary in order to allow the Shareholders’ Agent to properly consider, evaluate and respond to the Claim Certificate; provided that Acquirer shall not be required to provide any such materials that are subject to attorney-client privilege, attorney work product protection or that are subject to confidentiality obligations or constitute confidential communications.

9.7 Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 25-day period following receipt of the Claim Certificate, the claim or claims shall be deemed to be accepted by the Indemnifying Parties and Shareholders’ Agent (an “Uncontested Acceptance”), and, (i) if recovery was sought from the Escrow Account, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount from the Escrow Account in the same proportion between Escrow Cash Amount and Escrow Stock Amount as such proportion in the Escrow Amount, having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (subject to the limitations set forth herein) and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (less any amounts paid from the Escrow Account with respect to such claim or claims).

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 25-day period set forth in Section 9.7, Acquirer and the Shareholders’ Agent shall attempt in good faith for 30 days after Acquirer’s receipt of such written objection (the “Resolutions Period”) to resolve such objection. If Acquirer and the Shareholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Shareholders’ Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and, if recovery was sought from the Escrow Account, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount from the Escrow Account in the same proportion between Escrow Cash Amount and Escrow Stock Amount as such proportion in the Escrow Amount, having a total value equal to the amount set forth in such memorandum and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount set forth in such memorandum (less any amounts paid from the Escrow Account with respect to such claim or claims) in accordance with the provisions of this Section 9.7.

(c) If no such agreement can be reached during the Resolutions Period, either Acquirer or the Shareholders’ Agent may bring a claim in connection with such disagreement in accordance with the terms of Section 10.10 to resolve the matter.

(d) The amount of any claim made by an Indemnified Person against the Escrow Account and/or an Indemnifying Party(ies) pursuant to the provisions of this Article IX shall be paid (if paid by the Indemnifying Parties) within fourteen (14) Business Days after the earliest occurrence of one of the following events: (i) an Uncontested Acceptance, (ii) a mutual agreement between the Shareholders’ Agent and Acquirer on the amount of the Indemnifiable Damages, or (iii) if the validity and amount of such claim is disputed by the Shareholders’ Agent and Acquirer, a judicial determination.

9.8 Shareholders’ Agent.

(a) By executing this Agreement, each Indemnifying Party hereby appoints Eli Hefets as the Shareholders’ Agent as of the Agreement Date for all purposes in connection with this Agreement and the agreements ancillary hereto. The Shareholders’ Agent shall be the representative, agent and attorney-in-fact for and on behalf of the Indemnifying Parties as of the Agreement Date with the power and authority to: (i) execute, as the Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument ancillary hereto, (iii) review, negotiate and agree to and authorize Acquirer to reclaim funds from the Escrow Account in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) object to (or refrain from contesting) such claims pursuant to Section 9.7, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, lawsuits, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by litigation, arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.4, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital, (ix) sell any and all of the Acquirer Common Stock issued to the Paying Agent, the Escrow Agent or the 102 Trustee as Base Stock Consideration Payments or Earn-Out Stock Consideration hereunder, for and on behalf of all the Company Shareholders, in accordance with the Trading Limitations, so as to convert such Acquirer Common Stock into cash to be distributed to the Company Shareholders in lieu of such Acquirer Common Stock so issued, (x) pay any broker fees associated with the disposition of any Acquirer Common Stock issued to any of the Shareholders hereunder, and (xi) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and for the consummation of the Transactions, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of the Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.8. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Shareholders’ Agent on their behalf, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. Any Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent (which it may do any time upon 30 days’ prior written notice to the Indemnifying Parties and the other Persons serving as the Shareholders’ Agent), then a successor may be appointed, by the Indemnifying Parties collectively having a Pro Rata Share of the Escrow Amount that is greater than 50% upon not less than ten (10) days’ prior written notice to Acquirer.. Notwithstanding the foregoing, the Shareholders’ Agent shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. The immunities and rights to indemnification set forth herein shall survive the resignation or removal of the Shareholders’ Agent and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Shareholders’ Agent.

(b) The Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) shall not be liable to any Indemnifying Party for any act done or omitted hereunder as the Shareholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without willful misconduct. The Shareholders’ Agent shall serve as the Shareholders’ Agent without compensation; provided, that the Indemnifying Parties shall severally but not jointly indemnify the Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) and hold them harmless against any loss, Liability or expense incurred without willful misconduct or bad faith on the part of the Shareholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders’ Agent. If not paid directly to the Shareholders’ Agent by the Indemnifying Parties (including from the Shareholders’ Agent Expense Amount),, such losses, Liabilities or expenses may be recovered by the Shareholders’ Agent from the portion of the Escrow Account otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made in cash from the Indemnifying Parties according to their respective Pro Rata Shares of such losses, Liabilities or expenses. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. The powers, immunities and rights to indemnification granted to the Shareholders’ Agent herein (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Account..

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority hereunder shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party and its successors as if expressly confirmed and ratified in writing by such Indemnifying Party, and all defenses which may be available to any Indemnifying Party to contest, negate or disaffirm the action of the Shareholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or any related agreements are hereby waived; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. The Company, Acquirer and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent. The Shareholders’ Agent shall be entitled to (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party.

9.9 Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer believes in good faith may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, it shall promptly notify the Shareholders’ Agent of such Third-Party Claim and the basis for such belief, provided, however, that neither such notice nor the Shareholders’ Agent denial of such belief shall be construed as an admission by the Shareholders’ Agent of such belief. The Shareholders’ Agent shall be entitled to assume the defense of any Third-Party Claim, provided that (a) the Shareholders’ Agent notifies Acquirer in writing within ten (10) Business Days of receipt of notice of such Third-Party Claim and confirms in writing that the Indemnifying Parties shall indemnify the Indemnified Persons in connection with such Third-Party Claim in accordance with the provisions hereof and subject to the indemnification limits and caps set forth herein, and (b) the Indemnified Persons shall be entitled to appoint separate counsel at their  expense to participate in the defense jointly with counsel appointed by the Shareholders’ Agent (but the control of the defense shall remain with the Shareholder’s Agent’s counsel). If the Shareholders’ Agent assumes the defense of a Third-Party Claim as provided above, the Shareholders’ Agent shall keep Acquirer informed of all proceedings and matters related to handling such Third Party Claim to the extent this does not affect any privilege relating to the Shareholders’ Agent or any Indemnifying Party, and shall not settle any liability with respect to such Third-Party Claim without the prior written consent of Acquirer (which consent shall not be unreasonably withheld, conditioned or delayed), except for any settlement that involves only the payment of money by the Indemnifying Parties which is secured by the Escrow Amount and does not involve any admission which may affect the Acquirer, the Company or any of their Affiliates. Notwithstanding the foregoing, the Shareholders’ Agent shall not be entitled to assume the defense of a Third-Party Claim: (I) if such claim involves or could reasonably be expected to involve monetary damages in excess of the remaining proceeds in the Escrow Account or in a claim for non-monetary relief; and (II) if (x) an actual conflict of interest, or actual differing defenses between the Indemnifying Parties and the Indemnified Persons exists (in the reasonable opinion of the Indemnified Persons’ counsel and excluding a conflict of interest created by the indemnification obligations hereunder) in respect of any such claim or (y) a claim relates to or arises in connection with any criminal proceeding, action, indictment or allegation or investigation. If the Shareholders’ Agent does not, or is not entitled to, assume the defense of a Third-Party Claim as provided above, Acquirer shall have the right to conduct the defense of and to settle or resolve such Third-Party Claim (and the out-of-pocket costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 9.1(a), to the extent the subject of such Third-Party Claim (whether determined in favor of the applicable third party or not) arose out of, resulted from or was in connection with a matter listed in Section 9.1(a)), provided that any settlement shall be subject to the prior written consent of the Shareholders’ Agent, such consent not to be unreasonably withheld, conditioned or delayed. The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Shareholders’ Agent of Acquirer’s (and, if required, such third party’s) non-disclosure agreement to the extent that such materials contain confidential or propriety information. In the event that the Shareholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed), or if the Shareholders’ Agent shall have been determined by a court to have unreasonably withheld, conditioned or delayed its consent (and it is clarified that withholding such consent because of an objection by the Shareholders’ Agent to the claim for Indemnifiable Damages shall not constitute unreasonable withholding of consent), neither the Shareholders’ Agent nor any Indemnifying Party shall have any power or authority to object to any claim by or on behalf of any Indemnified Person against the Escrow Account or an Indemnifying Party for indemnity with respect to such settlement or resolution, subject to the limitations and caps of indemnification set forth herein. For the avoidance of doubt, nothing in the foregoing shall be deemed as an agreement to waive or amend any limitation on indemnification contained in this Agreement, and any indemnification with respect thereto shall be subject to the limitations contained in this Agreement.

9.10 Exclusive Remedy. Except as otherwise set forth in this Agreement, Acquirer and the Indemnified Persons agree that Indemnified Persons’ sole and exclusive remedy after the Closing with respect to any and all Indemnifiable Damages relating to this Agreement, and any and all Indemnifiable Damages with respect to any representations, warranties, covenants and agreements in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article IX and/or in the other Transaction Documents (except with respect to the Retention and Consulting Agreement); provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

9.11 Treatment of Indemnification Payments. The Indemnifying Parties, the Shareholders’ Agent and Acquirer agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX (including if such payment was through exercise of the Set-Off Rights) as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

9.12 Escrow Amount Release. Within five (5) Business Days following the Escrow Release Date, the Escrow Agent shall notify both the Shareholders’ Agent and the Acquirer in writing of the amount of the Escrow Funds that are to be released (net of any portion designated to satisfy any pending but unresolved or unsatisfied indemnification claims outstanding as of the Escrow Release Date, in regards to which a Claims Certificate shall have been filed with the Acquirer and the Shareholders’ Agent prior thereto) (the “Escrow Release Amount”). The Shareholders’ Agent and Acquirer shall review and approve (such approval shall not be unreasonably withheld, conditioned or delayed) such proposed release within seven (7) Business Days following receipt of such notice by delivering to the Escrow Agent a written notice executed by both parties, such execution not to be unreasonably conditioned, withheld or delayed, approving for the Escrow Agent to release and distribute to the Paying Agent the balance of the Escrow Release Amount for further distribution to the Indemnifying Parties in accordance with each such Indemnifying Party’s remaining Pro Rata Share of such amount. Any portion of the Escrow Funds which is not released at such time in accordance with the above, shall be retained in the Escrow Account in order to satisfy any pending but unresolved or unsatisfied claims outstanding as of the Escrow Release Date until such claims have been resolved.

Article X
General Provisions

10.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Acquirer, to:

Ondas Inc.,

222 Lakeview Avenue, Suite 800, West Palm Beach

Florida 33401

Attention: Eric Brock, Chief Executive Officer

Email: [***]

with copies (which shall not constitute notice) to:

Shibolet & Co.

4 Yitzhak Sadeh St.

Tel Aviv, Israel 6777504

Attn: Einat Weidberg, Adv.

E-mail: [***]

(b) If to the Company, to:

[***]

If to the Shareholders’ Agents, to:

with a copy (which shall not constitute notice) to:

[***]

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the fifth Business Day after the post of the same.

10.2 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) subject to clause (viii) below, the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrases “provided to Acquirer” or “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by Acquirer in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. The terms “U.S.” and “United States” shall refer to the United States of America. References to the Company shall mean the Company and its Subsidiary, except as otherwise indicated herein.

10.3 Amendment. Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.

10.4 Extension; Waiver. At any time at or prior to the Closing, the Company, the Shareholder’s Agent (on behalf of the Company Shareholders) and Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent (on behalf of the Company Shareholders) may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Shareholders, signed by the Company and the Shareholders’ Agent, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to the Company and the Acquirer, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.6 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Mutual Non-Disclosure Agreement dated February 4, 2026, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons).

10.7 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may assign its rights and delegate its obligations under this Agreement to any direct or indirect or wholly owned Subsidiary of Acquirer without the prior consent of any other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such illegal, invalid, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such illegal, invalid, void or unenforceable provision.

10.9 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that any party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.10 Submission to Jurisdiction; Consent to Service of Process.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv, Jaffa in the State of Israel, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions and/or the annulment and cancellation thereof as a result of the Condition, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Tel-Aviv court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 10.10 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Tel Aviv, Israel. A party hereto may apply to a court of competent jurisdiction, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.10.

(b) Arbitration.

(i) Notwithstanding the foregoing and anything to the contrary in this Agreement, any disputes arising in connection with the calculation of the Earn-Out Payment (including without limitation, the Company’s Net Revenues, EBITDA or Bookings, as applicable), shall be finally settled in accordance with the Rules of Arbitration (“Rules”) of the International Chamber of Commerce (“ICC”). The tribunal shall consist of one arbitrator appointed by the Shareholders’ Agent and Acquirer, provided, that if they fail to reach agreement on the arbitrator within the thirty-day period, the ICC shall select and appoint the arbitrator (the “Arbitrator”). The seat of arbitration shall be Tel Aviv, Israel. The language to be used in the arbitration proceeding shall be English. The decision of the Arbitrator will be final, binding and non-appealable.

(ii) The arbitration proceedings shall be subject to Israeli substantive law including, without derogation, the Arbitration Law, 5728-1968 and the first and second supplement (תוספת) thereto )and shall be subject to any other evidence or procedural laws, rules and regulations). Notwithstanding the foregoing, the Arbitrator shall have the authority, in his/her sole discretion, to deviate from the rules of evidence and procedural rules as he/she deems appropriate. The aforementioned shall not prevent any of the Parties from seeking injunctive relief by the Israeli courts of competent jurisdiction, and shall constitute an arbitration agreement be deemed an arbitration agreement under the provisions of the Arbitration Law, 5728-1968 and the first and second supplement (תוספת) thereto.

10.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

10.12 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

ACQUIRER:

By:	/s/ Eric Brock
Name:	Eric Brock
Title:	Chairman and CEO

[Exhibits List to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

Company:

By:	/s/ Eli Hefets
Name:	Eli Hefets
Title:

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

SHAREHOLDERS’ AGENT:

By:	/s/ Eli Hefets
Name:	Eli Hefets

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

Indo Innovate Ltd.

By:	/s/ Eli Hefets
Name:	Eli Hefets

Target Solutions - 2018 Ltd.

By:	/s/ Yarden Alfo
Name:	Yarden Alfo

/s/ Tzion Sapir
Tzion Sapir

[Signature Page to Share Purchase Agreement]

EXHIBITS:

Exhibit B – Company Shareholders
Exhibit C – Shareholders Consents
Exhibit D – Investor Questionnaire
Exhibit E – Escrow Agreement
Exhibit F – IMOD Notice
Exhibit G – Letter from Innovative
Exhibit H – Retention and Consulting Agreement
Exhibit I – Paying Agent Agreement
Exhibit J – Registration Rights Agreement

[Exhibits List to Share Purchase Agreement]

Exhibit A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“Accredited Investor” means each Company Shareholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Acquirer Charter Documents” means the certificate of incorporation of the Acquirer in effect as of the Closings, and bylaws of the Acquirer as in effect as of the Closing

“Acquired Companies” shall mean the Company and its Subsidiaries, if any.

“Acquirer Common Stock” means the Common Stock, $0.0001 par value per share, of Acquirer.

“Acquirer Common Stock Exchange PPS” means, with respect to any Acquirer Common Stock issued to the Company Shareholders hereunder as part of the Earn Out Payments, the average of the VWAP for the five (5) Trading Days prior to the issuance thereof.

“Acquirer Group” means Ondas Inc. and any controlled Affiliate thereof.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, an agreement, offer or proposal for, or any indication of interest in, any direct or indirect acquisition of the Company and/or of any of its Subsidiaries or of all or a substantial portion of the assets of the Company and/or any of its Subsidiaries, whether by way of a merger, consolidation, asset sale, stock purchase, recapitalization, other combination or otherwise, or any material, non-ordinary course development, license, joint venture transaction, or equity or debt financing, other than any offer, proposal or indication of interest made by or on behalf of Acquirer.

“Acquisition Rights” means any transfer restrictions, rights to purchase, rights of first refusal, negotiation or notice, or other similar rights or restrictions which relate to any Equity Interests or assets of the Company or its Subsidiaries, whether arising under the Charter Documents of the Company and its Subsidiary, any Contracts, Applicable Laws or otherwise.

“Additional Consideration” shall mean the Base Stock Consideration Payments due and payable, if applicable, on the Second Payment Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made, but excluding, in the case of any Company Shareholder that is a public company (or a Subsidiary of a public company), any Person that controls such public company. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.

“Aggregate Consideration” means, without duplication, the sum of (i) the Closing Consideration, plus (ii) the Additional Consideration, to the extent due and payable in accordance with the provisions hereof, less (iii) the Estimated Closing Net Working Capital Adjustment, plus (iv) the Estimated Company Cash, less (v) the Estimated Company Debt, less (vi) the Estimated Transaction Expenses, as such sum is set forth in the Spreadsheet, plus (vi) the Earnout Payments to the extent due and payable in accordance with the provisions hereof.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, Section 291(a) of the Israeli Penal Code of 1977, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any national, federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Base Cash Consideration” means the cash payment of $6,000,000 paid on the Closing Date.

“Base Stock Consideration Payments” means Acquirer Common Stock issued on each of the following dates, and, with respect to the Second Payment Date, to the extent payable in accordance with the provisions hereof: 2,441,506 shares of Common Stock on the Closing Date, and (ii) 3,051,882 shares of Common Stock within five (5) Business Days following the achievement of the First Milestone (the “Second Payment Date”).

“Base Stock Consideration Payment Dates” means each of the Closing Date and the Second Payment Date.

“Base Stock Consideration” means Acquirer Common Stock up to the Base Stock Consideration Payments, all of which shall be Tradeable.

“Bookings” means, with respect to the Third Earn-Out Period, the aggregate value of Revenues expected to be obtained by the Company pursuant to fully executed customer contracts, purchase orders or similar binding order documents (each, a “Customer Order”), entered into and approved by the Company’s Board of Directors during such Third Earn-Out Period, that are not contingent upon any condition precedent as of the expiration of the end of the Third Earn-Out Period (including customer acceptance, milestone achievement, export or other governmental approvals, or the availability of funding by the customer) and are not cancellable by the customer for convenience. Bookings shall be measured as the total fixed and determinable consideration contractually committed under the applicable Customer Orders and the expected Net Revenues to be recognized as a result thereof.

“Business” or “Company’s Business” means the any commercialization: (A) in connection with the Tender and the Tender Agreement and any extensions or derivates thereof; and (B) additional business (i) in the field of heavy engineering equipment whether civil or defense related, (ii) in the field of defense, (iii) which involves sales to the IMOD or to companies the business of which is defense - and with respect to subsection (B) - which involve Operator, as such additional business may be from time to time, except for two business opportunities relating to potential sales of Operator trucks to defense related companies which are being explored on the Effective Date by Indo Innovate IL Ltd. and are excluded from the scope of the Company’s Business.

“Business Day” means a day (i) other than Friday, Saturday or Sunday and (ii) on which commercial banks are open for business in the United States and in the State of Israel.

“Closing Consideration” means the Closing Cash Consideration and the Base Stock Consideration Payment payable at Closing, such amount to include the amount of the outstanding shareholders loans as indicated in the Spreadsheet (the “Outstanding Shareholders’ Loan”).

“Closing Cash Consideration” means, without duplication, the sum of (i) the Base Cash Consideration, less (ii) the Estimated Closing Net Working Capital Adjustment, plus (iv) the Estimated Company Cash, less (v) the Estimated Company Debt, less (vi) the Estimated Transaction Expenses, as such sum is set forth in the Spreadsheet.

“Closing Net Working Capital Adjustment” means the amount equal to (i) the Closing Net Working Capital Target, less (ii) the Company Net Working Capital (which amount may be a positive or negative number).

“Closing Net Working Capital Target” means zero.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Cash” means, without duplication, the aggregate unrestricted cash and cash equivalents of the Company, determined in accordance with GAAP, as of immediately prior to the Closing, excluding for the avoidance of doubt, any Trapped Cash.

“Company Debt” means, as of immediately prior to the Closing, without duplication, in accordance with GAAP, and, for the removal of doubt, excluding any of the Company’s contractual commitments and liabilities in connection with the Tender (including also the Tender Agreement and the agreements and arrangements with Operator in connection with the Tender and Tender Agreement) that are not due and payable as of such date: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (other than employee expenses under corporate credit cards incurred in the ordinary course of business), (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased, including any earn-outs (at the maximum amount) or deferred consideration for the acquisition of any business (other than accounts payable incurred in the ordinary course of business), (iii) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (iv) all obligations of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (v) all obligations secured by any Encumbrance existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby will have been assumed, (vi) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment as a result of the consummation of the Transactions or in connection with any lender consent in connection therewith, (vii) all unpaid Pre-Closing Taxes, which, notwithstanding anything to the contrary, shall be calculated as of the end of the Closing Date, (viii) all defined benefit or defined contribution pension, multiemployer pension, post-retirement health and welfare benefit, accrued annual or other bonus obligations, any unpaid severance liabilities currently being paid or payable in respect of employees and service providers of the Company or its Subsidiaries who terminated employment or whose services to the Company or its Subsidiaries have ceased (as applicable) prior to the Closing and deferred compensation liabilities of the Company or its Subsidiaries, together, in each case, with any associated employer payroll taxes, (ix) obligations as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital or financing leases; (x) obligations, contingent or otherwise, as an account party or applicant in respect of letters of credit; (xi) obligations, contingent or otherwise, in respect of bankers’ acceptances; (xii) bank overdrafts and similar items; and (xiii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (xiii) appertaining to third parties. Notwithstanding anything herein to the contrary, Company Debt shall not include Liabilities between the Company and the Subsidiaries. Company Debt shall exclude Transaction Expenses.

“Company Net Working Capital” means, without duplication, as of immediately prior to the Closing, the current assets of the Acquired Companies set forth on the Company Net Working Capital Schedule minus the current liabilities of the Acquired Companies set forth on the Company Net Working Capital Schedule (in each case, calculated in accordance with GAAP, and, to the extent not inconsistent with GAAP, the methodologies applied in preparation of the Company Net Working Capital Schedule), and specifically: (i) including all Liabilities for deferred revenue (current and long-term), payroll obligations, accrued or accruable by or for the Acquired Companies’ employees as of the Closing (unless included in Company Debt), (ii) excluding Liabilities between the Company and the Subsidiaries, (iii) excluding lease assets and their associated obligations, and (iv) excluding assets and associated Liabilities acquired or assumed, as applicable, in connection with the implementation of the Tender (including the Tender Agreement and the agreements and arrangements with Operator in connection with the Tender and Tender Agreement) provided, however, that the Outstanding Tender Liabilities shall be included as Liabilities in the calculation hereunder. Net Working Capital shall exclude Company Cash, Transaction Expenses and Company Debt.

“Company Net Working Capital Schedule” means the non-binding, illustrative calculations of Company Net Working Capital as of the date of this Agreement, attached hereto as Schedule 1.4.

“Company Shares” means the Ordinary Shares of the Company, of par value NIS 0.01.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“Current Resale Shelf Registration Statement” means Acquirer’s automatic shelf registration statement on Form S-3 filed by Acquirer with the SEC on September 9, 2025 (File No. 333-290121, including the prospectus, amendments and supplements (including each Prosupp) to such registration statement or prospectus (including post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement), or any replacement thereof (including, for the elimination of doubt, any replacement registration statement filed in accordance with Section 1(b) of the Registration Rights Agreement).

“D&O Indemnitees” means, collectively, current or former directors, managers and officers and any Person who becomes a director, manager or officer of the Company or the Subsidiary prior to the Closing.

“Earn-Out Stock Consideration” means, with respect to each of the First Earn-Out Payment, the Second Earn-Out Payment and the Third Earn-Out Payment, Acquirer Common Stock issued on each of such date, in each case, valued in accordance with their respective Acquirer Common Stock Exchange PPS, and equal to the applicable Earn-Out Payment which shall be Tradeable.

“Earn-Out Payments” means such additional contingent payment of consideration for the Company Shares, in the aggregate amount of up to $140,000,000, payable subject to and in accordance with the following terms:

(i) If during the 12-month period commencing on the first day of the calendar quarter beginning immediately after the calendar quarter during which Closing shall occur (the “First Earn-Out Period”) the Company shall achieve Net Revenues (the “First Year Revenues”) in the amount of at least $25,000,000, the Company Shareholders shall be entitled to receive an Earn-Out Payment of $13,333,333 (the “First Earn-Out Payment”);

(ii) If during the 12-month period commencing on the expiration of the First Earn-Out Period (the “Second Earn-Out Period”) the Company shall achieve Net Revenues (the “Second Year Revenues”) in the amount of $40,000,000, the Company Shareholders shall be entitled to receive Earn-Out Payment of $13,333,333 (the “Second Earn-Out Payment”); and

(iii) With respect to the 12-month period commencing on the expiration of the Second Earn-Out Period (the “Third Earn-Out Period”), the Company Shareholders shall be entitled to receive Earn-Out Payment (the “Third Earn-Out Payment”) equal to:

(1) The amount resulting, without duplications, from the following calculation: (i) the aggregate sum of the First Year Revenues, the Second Year Revenues and the Net Revenues of the Company during the Third Earn-Out Period (the “Third Year Revenues”), plus 50% of the aggregate Booking of the Company during the Third Earn-Out Period (specifically excluding such Bookings already included in the Third Year Revenues), less $60,000,000; all of the foregoing, less (ii) the sum of the First Earn-Out Payment and the Second Earn-Out Payment if applicable, multiplied by

(2) The lesser of (i) 1; or (ii) the ratio of the Company’s EBITDA during the Third Earn-Out Period to the Third Year Revenues (i.e., the EBITDA %) which EBITDA percentage for such Third Year is divided by 26%;

provided however, that the aggregate Earn-Out Payments shall not exceed, in the total, $140,000,000, and that, for the avoidance, no Earn-Out Payments shall be due and payable in the event that the Company shall not meet the First Milestone.

The Parties may at their respective sole discretion discuss the EBITDA % target of 26% on a case by case basis in respect of future projects other than the Tender.

For demonstration purposes only: (i) assuming the First Year Revenues are $20,000,000, the Company Shareholders shall not be entitled to any First Earn-Out Payment, and (ii) assuming the Second Year Revenues are $45,000,000, the Second Earn-Out Payment shall be equal $13,333,333, and (iii) assuming the Third Year Revenues are $50,000,000, the aggregate Booking of the Company during the Third Earn-Out Period are $10,000,000, and the Company’s EBITDA during the Third Earn-Out Period is $15,000,000, then the amount of the Third Earn-Out Payment shall be $46,666,667 multiplied by 1, i.e., $46,666,667.

For additional demonstration only, assuming in the above example, the Third Year EBITDA % (i.e. the ratio of the Company’s EBITDA during the Third Earn-Out Period to the Third Year Revenues) would have been 13%, then the amount of the third Earn Out Payment would have been $46,666,667 multiplied by 0.5, i.e. $23,333,333.5.

“EBITDA” means, for any Earn-Out Period, the Company’s consolidated earnings recognized by the Company in the Company’s audited or reviewed financial statements (expressed in U.S. dollars and calculated in accordance with GAAP) before (a) interest income and interest expense (including any financing fees, original issue discount, debt issuance costs and similar items), (b) income Taxes, and (c) depreciation and amortization; provided that, to the extent not inconsistent with GAAP, EBITDA shall also exclude any extraordinary, unusual, non-recurring or non-operating gains or losses, and shall further exclude corporate charges relating to the Acquirer or any other member of the Acquirer Group that are not directly attributable to the Company.

“Employee” shall mean any current or past employee and Contingent Workers of any Acquired Company.

“Encumbrance” means, with respect to any asset, any mortgage, equitable interest, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Agent” means IBI.

“Escrow Amount” means an amount of $6,000,000, which shall be comprised of (i) cash in the aggregate amount of $600,000 (the “Escrow Cash Amount”), and (ii) Acquirer Common Stock valued at $5,400,000, or the Substitute Cash Consideration in lieu thereof (the “Escrow Stock Amount”), in each case, deposited at the Closing.

“Escrow Release Date” means the date which is twelve (12) months following the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in Israel, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official, (iii) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means (i) any supranational, national, state, municipal, local or foreign government, (ii) any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, including a Tax Authority, in each case whether domestic or foreign, and (iii) any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity, the IIA and any court or other tribunal).

“Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the IIA or affiliated authorities or programs (including the Incubator Administration, Tnufa, Nofar, Magnet and Magneton), Authority for Investments and the Development of the Industry and Economy (formerly known as the Investment Center), the ITA (solely with respect to “preferred” or “approved” enterprise status or similar programs), the State of Israel, and any other bi- or multi-national grant program, framework or foundation (including the BIRD foundation) for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“IIA” means the Israel Innovation Authority.

“IMOD” shall mean the Israeli Ministry of Defense.

“First Milestone” means the written approval of the Critical Design Review (CDR) by the party commissioning the Tender as defined in the Tender.

“Indemnifying Parties” means, collectively, the Company Shareholders.

“Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, as amended from time to time, including regulations, directives, procedures, and rules that have been or will be promulgated thereunder and/or by virtue thereof, including any directives, guidelines and rules as issued from time to time by the IIA.

“Tradeable” means Base Stock Consideration and Earn-Out Consideration to be registered for resale pursuant to the Securities Act on the business day following such issuance, with no lock-up restrictions imposed by the issuer thereof other than the Trading Limitations as specified in the Registration Rights Agreement.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Israeli Companies Law 5759-1999.

“Israeli Law” means Israeli Applicable Law.

“ITA” means the Israeli Tax Authority.

“Key Employee” means Eli Hefets.

“knowledge”, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual (other than the Company), the executive officers of such Person, and solely with respect to the Company, the Key Employee (the “Company Knowledge Persons”); provided that any executive officer or Company Knowledge Person, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Company Knowledge Person, including his or her personal files, or (B) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Company Knowledge Person’s direct subordinates or reports, to the extent such persons would reasonably be expected to have actual knowledge of such fact, circumstance, event or other matter.

“Lease” means any lease, sublease, license or other occupancy agreement for the use of real property, including workspace use agreements.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP, or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), Liabilities, business, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general business, financial, political, capital market or economic conditions (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in Applicable Law (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (D) natural disasters, war, hostilities, and/or acts of terrorism and/or any pandemics, epidemics, disease outbreaks or other public health conditions or any escalation or worsening of any of the foregoing (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), or (E) changes in GAAP (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors); and/or (ii) materially adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“NASDAQ” means the Nasdaq Stock Market.

“Net Revenues” means at any date of determination, for the applicable period, the aggregate gross worldwide amount of revenues actually received by the Company in the Company’s audited or reviewed financial statements (expressed in U.S. dollars and calculated in accordance with GAAP) from sales of the Company Products to a third party that is not part of Acquirer’s Group or from any other source or activity as such may be at any time in the future, excluding (a) VAT, and (b) amounts actually written off as uncollectible (including bad debts); provided, that with respect to revenues which are not a “stand-alone” sale and are sold as a “bundled sale” (a “Bundled Sale”), the term “Net Revenues” shall mean (i) (A) the number of units of each Company Product included in such Bundled Sale, multiplied by (B) the average per unit sale price of such Company Product when sold as a stand-alone Company Product in the applicable ﬁscal year and in the applicable country (or, if there are no stand-alone sales of such Company Product in the applicable country, the price set forth in the applicable Acquirer Group’s formal price list for such country for such fiscal year) in which such Bundled Sale occurs, minus (ii) the amounts described in the foregoing clauses (a) through (e), to the extent applicable to the Company Products in such Bundled Sale.

“non-US Person” means a Person which is not a U.S. Person (as defined in Regulation S. under the U.S. Securities Act of 1933).

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any information relating to an identified or identifiable natural person including, but not limited to, a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information, personal data or personal information under Applicable Law, including Tracking Data; all to the extent is Processed by or on behalf of the Company or the Subsidiary.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Taxes” means any (i) Taxes of the Company or its Subsidiaries with respect to any Pre-Closing Tax Period (determined, with respect to any Straddle Period, in accordance with Section 1.1(h), including for this purpose any Taxes with respect to deferred revenues arising in the Pre-Closing Tax Period, regardless of when recognized for income tax purposes,(ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or its Subsidiaries (or any predecessor thereof) was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (iii) Taxes of any Person (other than the Company) imposed on the Company or its Subsidiary as a transferee or successor, by Contract, pursuant to any Applicable Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing, in each case, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes and such Taxes are not in a material amount, and (iv) any payroll or other withholding Taxes arising in connection with any payment by the Company or its Subsidiaries required pursuant to, or arising as a result of, this Agreement or the Transactions.

“Privacy Laws” means each Applicable Law applicable to Personal Data, and any such legal requirement governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including but not limited to the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”), the EU GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (together with the EU GDPR, the “GDPR”), Section 5 of the Federal Trade Commission Act, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Gramm-Leach-Bliley Act (“GLBA”), the Electronic Communications Privacy Act of 1986, the Stored Communications Act, California Online Privacy Protection Act, the California Consumer Privacy Act (“CCPA”), and other United States state laws concerning privacy, data protection, and / or data security, the CAN-SPAM Act, the Telephone Consumer Protection Act (“TCPA”), the Israeli Protection of Privacy Law, 5741–1981, and the regulations promulgated thereunder (including the Protection of Privacy Regulations (Data Security), 2017), and any and all guidelines published by the Israeli Privacy Protection Authority, the Payment Card Industry Data Security Standards, the Video Privacy Protection Act, the EU Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 and any other analogous data protection, direct marketing or privacy laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the processing of Personal Data (as amended and/or replaced from time to time) in any jurisdiction in which the Company carries on its business and/or from which the Company collects Personal Data.

“Pro Rata Share” means, with respect to a particular Company Shareholders at any given time, a fraction, the numerator of which is the Aggregate Consideration already paid to such Company Shareholder, and the denominator of which is the Aggregate Consideration already paid to all Company Shareholders. For the avoidance of doubt, the total of all Pro Rata Shares at all times shall equal one hundred percent.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Prosupp” means a prospectus supplement pursuant to Rule 424(b)(7) under the Securities Act to the Current Resale Shelf Registration Statement providing for the resale registration of the Acquirer Common Stock.

“Registration Rights Agreement” means the form attached hereto as Exhibit J, executed between Acquirer and each of the Company Shareholders in connection with such Company Shareholder being issued Acquirer Common Stock pursuant to the provisions of this Agreement.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders’ Agent Expense Account” means an account set by the Shareholders’ Agent to hold and use the Shareholders’ Agent Expense Amount.

“Shareholders’ Agent Expense Amount” means $200,000.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to the Company, any Person controlled by the Company.

“Substitute Cash Consideration” means, with respect to any Base Stock Consideration Payment or Earn-Out Stock Consideration payable to any Company Shareholder hereunder, a cash payment of equivalent value paid in accordance with the provisions hereof in lieu thereof, including in the event that any such Base Stock Consideration or Payment Earn-Out Stock Consideration, the Acquirer Common Stock is not Tradeable in accordance with the terms of the Registration Rights Agreement.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), national insurance, health, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), land betterment, purchase, corporate, capital gains, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes.

“Tax Representations” means the representations and warranties of the Company set forth in Section 2.12 (Taxes).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Tender” means as defined in Schedule 1.1(e)II.

“Tracking Data” means (a) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application or (c) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Limitations” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Trading Market” means the NASDAQ and/or any other trading market or exchange upon which the Acquirer Common Stock are traded or listed or quoted for trading on the date in question (or any successors to any of the foregoing).

“Transaction Document” means, collectively, this Agreement, the Company Disclosure Letter, the Escrow Agreement, the Paying Agent Agreement, the Retention and Consulting Agreements, the Officer’s Certificate, the Spreadsheet, the Signing Spreadsheet and each other agreement or document to be executed in connection with any of the Transactions.

“Transaction Expenses” means, without double counting and to the extent not paid prior to Closing, all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or its Subsidiaries in connection with the Transaction Documents and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all sale, change-of-control, “stay around,” retention, termination, severance or similar bonus or payment obligations or compensatory amounts owed or incurred by the Company or its Subsidiaries to the Company’s or its Subsidiaries’ directors, employees and/or consultants in connection with the Transactions (together with the occurrence of any other event) and any Taxes payable by the Company or its Subsidiaries in connection therewith (including the employer portion of any payroll, social security, Medicare, Federal Unemployment Tax Act unemployment or any similar Tax associated with such amounts, and after adding any VAT payable with respect thereto, unless recoverable in full as determined by Acquirer in its sole discretion) whether paid or payable at or following the Closing, including, for the avoidance of doubt, any statutorily or contractually required notice period expenses relating to such termination, (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Shareholders paid for or to be paid for by the Company or its Subsidiaries, and (v) 50% of the costs of the Escrow Agent and Paying Agent; all to the extent not paid prior to Closing.

“Trapped Cash” means cash or cash equivalents (a) of the Company which are not freely useable or available because it is subject to restrictions or limitations on use under Contract or Applicable Laws by the Company, including collateral for customer agreements, lease agreements, collateral for debt, and hedge guarantees. or (b) in the form of deposits in transit and outstanding checks and drafts issued by the Company.

“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.

“Unaccredited Investor” means a Company Shareholder who either (i) does not complete, execute and deliver to the Company or Acquirer prior to the Closing an Investor Questionnaire certifying that such Person is an “accredited investor” under U.S. law as set forth therein, or (ii) is determined by Acquirer in its sole discretion prior to the Closing not to be an Accredited Investor.

“Volume Weighted Average Price (VWAP)” means the average of the daily volume weighted average price of the Acquirer Common Stock for the applicable Trading Day on the Trading Market on which the Common Stock are then listed or quoted, (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

[to be adjusted following finalization of the draft]		“Company Intellectual Property”	2.10(a)(iv)
“102 Interim Ruling”	6.9	“Company Intellectual Property Agreements”	2.10(a)(v)
“102 Plan”	2.12(k)	“Company-Licensed Data”	2.10(a)(vi)
“102 Tax Ruling”	6.9	“Company Officer’s Certificate”	1.2(b)(iii)
“401K Termination Expenses” Error! Reference source not found.		“Company-Owned Data”	2.10(a)(vii)
“Acquirer”	Preamble	“Company-Owned Intellectual
“Acquirer Financial Statements” Error! Reference source not found.		Property”	2.10(a)(viii)
“Acquirer NWC Notice”	1.4(b)	“Company Privacy Commitments”	2.11(a)
“Agreement”	Preamble	“Company Privacy Policies”	2.10(a)(ix)
“Agreement Date”	Preamble	“Company Products”	2.10(a)(xxii)
“AI”	2.10(a)(i)	“Company Registered Intellectual
“AI Technologies”	2.10(p)(v)	Property”	2.10(a)(xi)
“Author”	2.10(g)	“Company Shareholders”	Preamble
“Board”	Recitals	“Company Source Code”	2.10(a)(xii)
“Charter Documents”	1.2(b)(iii)	“Company Special Representations”	9.3(a)
“Claim Certificate”	9.5(a)	“Company Websites”	2.10(a)(xiii)
“Claims Period”	9.4	“Confidential Information”	2.10(i)
“Closing”	1.1(f)	“Designated Employees” Error! Reference source not found.
“Closing Date”	1.1(b)(ii)	“Employment Agreement”	1.3(b)(v)
“Company”	Preamble	“Escrow Account”	1.3(b)
“Company Authorizations”	2.8(b)	“Estimated Closing Net Working Capital Adjustment”	1.4(f)
“Company Balance Sheet”	2.4(a)	“Estimated Company Cash”	1.4(f)
“Company Balance Sheet Date”	2.4(a)	“Estimated Company Debt”	1.4(f)
“Company D&O Resignation Letter”	1.2(b)(vi)	“Estimated Transaction Expenses”	1.4(f)
“Company Data”	2.10(a)(i)	“Financial Reports”	2.4(a)
“Company Data Agreement”	2.10(a)(iii)	“CEO”	Recitals
“Company Databases”	2.10(p)(ii)	“Generative AI Tools”	2.10(p)(v)
“Company Developed AI”	2.10(p)(v)	“Government Contract”	2.17(a)(xxv)
“Company Disclosure Letter”	Article II	“ICT Infrastructure”	2.10(a)(xvi)
“Company Employee Plans”	2.13(d)	“Indemnifiable Damages”	9.1(a)
		“Indemnified Person”	9.1(a)
		“Intellectual Property”	2.10(a)(xviii)
		“Intellectual Property Rights”	2.10(a)(xix)

“Israeli Income Tax Ordinance”	1.1(d)(i)	“Valid Tax Certificate”	1.1(d)(ii)
“Material Contracts”	2.17(a)	“VAT”	2.12(g)
“Notice of Objection”	1.4(c)	“Retention Agreement”	Recitals
“NWC Calculations”	1.4(b)	“WARN Act”	2.13(s)
“Officer’s Certificates”	1.2(b)(iii)
“Open Source Materials”	2.10(a)(xx)	“Withholding Drop Date”	1.1(d)(ii)

“Option Surrender Agreement”	1.2(b)(xv)
“Paying Agent”	1.3(a)(i)
“Payee”	1.1(d)(i)
“Payor”	1.1(d)(i)
“PFIC”	2.12(z)
“Proprietary Information and Technology”	2.10(a)(xxii)
“Registration Rights Agreement”	1.2(b)(xvi)
“Released Party”	1.7(a)
“Releasing Party”	1.7(a)
“Reviewing Accountant”	1.4(a)
“Section 14 Arrangement”	2.13(a)
“Share Purchase”	Recitals
“Shareholder Claim”	1.7(a)
“Shareholders’ Agent”	Preamble
“Shareholders Agreement” 1.7(b)“Shareholders Special Representations”	9.3(a)
“Special Claims”	9.3(b)
“Special Representations”	9.3(a)
“Spreadsheet”	6.5
Letter”	1.2(b)(vi)
“Termination Date”	8.1(b)
“Third-Party AI”	2.10(p)(v)
“Third-Party Claim”	9.10
“Third-Party Intellectual Property”	2.10(a)(xxiii)
“Trade Approvals”	2.23
“Trade Laws”	2.23
“Transactions”	Recitals